As filed with the SEC on February 26, 2001
                                                             File No. 333-  ____
                                                             File No. 811-  ____

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM N-4


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933             [X]
                           PRE-EFFECTIVE AMENDMENT NO. ___          [_]
                           POST-EFFECTIVE AMENDMENT NO. ___         [_]
                                      AND
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940         [X]


                     PRUDENTIAL PROVIDER SEPARATE ACCOUNT
                          [Exact Name of Registrant]

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                              [Name of Depositor]

                                Susan L. Blount
                              Corporate Secretary
                               751 Broad Street
                             Newark, NJ 07102-3777
                                (973) 802-7770
              [Name and Address of Agent for Service of Process]
                                  Copies to:


  CHRISTOPHER E. PALMER, ESQ.                     STEPHEN E. WIELER
       SHEA & GARDNER                           VICE PRESIDENT, COUNSEL
1800 MASSACHUSETTS AVENUE, N.W.     THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
   WASHINGTON, D.C. 20036                100 MULBERRY STREET - 12 GATEWAY III
       (202) 828-2093                           NEWARK, NJ 07102-4077
                                                     (973) 367-3136

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Interests in Provider Immediate Variable Annuity Contracts.

Prudential Provider Annuities
________________________________________________________________________________

PROSPECTUS: July __, 2001

This prospectus describes the variable income annuity options available under a Provider Annuity Contract (the "Contract"). The Contract is a group annuity contract issued by The Prudential Insurance Company of America ("Prudential") under which variable annuities are supported by the assets in the Prudential Provider Separate Account (the "Separate Account"). Contracts will be offered to the following entities (each, a "Contract Owner"):

     .    Provider Direct: Entities that have established group individual
          ---------------
          retirement annuities qualifying for federal tax benefits under Section 408 of the Code will be offered Provider Direct Contracts,
     .    Provider Select: Entities that have established group retirement
          ---------------
          arrangements qualifying for federal tax benefits under Sections 401, 403(b) or 457 of the Code will be offered Provider Select Contracts,
     .    Provider Conversion: Entities that have previously purchased qualified
          -------------------
          group variable income annuities from Prudential will be offered Provider Conversion Contracts.

The individual member of the group covered by the Contract and who receives a Certificate naming him or her as holder of the Certificate is referred to as "you".

The Subaccounts
The Provider Contracts currently offer 25 Subaccounts that invest in Portfolios managed by these leading asset managers:

Prudential Investment Corporation       Fidelity Management and Research Company
Jennison Associates LLC                 INVESCO
AIM Advisors, Inc.                      XXX Corporation
Alliance Capital Management L.P.        Massachusetts Financial Services Company
Davis Select Advisors, LP               Pacific Investment Management Company
Deutsche Asset Management Inc.


How to Learn More
This prospectus and the accompanying prospectuses contain important information, so please read them before choosing a Provider Annuity, and keep them for future reference.

To learn more about the Provider Annuity, you can request a copy of the Statement of Additional Information ("SAI") dated July ____, 2001. It has been filed with the Securities and Exchange Commission ("SEC"), and is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information that has been filed electronically with the SEC. The Table of Contents for the SAI is on Page 42 of this prospectus.

For a Free Copy of the SAI call us at:
     Prudential Provider Information Office
     P.O. Box __
     Scranton, PA

     or Call us at: 800-521-1081

Variable income annuities involve risks, including declining annuity Income Payments. Annuity Premium Payments are not a deposit of any bank, nor are insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The SEC has not approved or disapproved of the Contract or passed upon the accuracy or adequacy of this prospectus or any accompanying prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

TABLE OF CONTENTS................................................ 2

TERMS TO REMEMBER................................................ 3

PROVIDER ANNUITIES............................................... 6

SUMMARY OF CHARGES AND DEDUCTIONS................................ 8

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA...................... 10

THE PRUDENTIAL PROVIDER SEPARATE ACCOUNT......................... 10

CHOOSING A SUBACCOUNT............................................ 10

PROVIDER SELECT AND PROVIDER DIRECT ANNUITIES.................... 15

 How to Purchase................................................. 15
 Right to Cancel................................................. 15
 Allocating Your Premium Payment................................. 15
 Annuity Income Payments......................................... 17
 Choosing a Form of Annuity...................................... 19
 Surrender....................................................... 21
 Death Benefit................................................... 23

PROVIDER CONVERSION.............................................. 25

 Process for Conversion.......................................... 25
 Fee Considerations.............................................. 25
 Your Form of Annuity............................................ 26
 Your Assumed Investment Return.................................. 26
 After Converting to Provider.................................... 26

TAX CONSIDERATIONS............................................... 27

CHARGES AND DEDUCTIONS........................................... 29

 Premium Taxes................................................... 29
 Insurance and Administration Charge............................. 29
 Exchange Fee.................................................... 30
 Surrender Fee................................................... 30
 Investment Management and Other Expenses........................ 30
 Other Taxes..................................................... 30

OTHER IMPORTANT INFORMATION...................................... 31

 Maximum Issue Age............................................... 31
 Suspension of Payments or Transfers............................. 31
 Performance Reporting........................................... 31
 Sale and Distribution of the Contract........................... 31

APPENDIX - ILLUSTRATION OF ANNUITY INCOME........................ 32

SAI CONTENTS..................................................... 42

Terms To Remember
================================================================================

Annuitant
The person whose life determines the number of annuity payments under Annuity Forms having life-dependent payments. The Annuitant is also the Certificate Holder, unless otherwise specified by you (subject to applicable law). For Provider Direct, the Annuitant must be the Certificate Holder.

Annuity Effective Date
The date your Premium Payment is applied to your annuity.

Annuity Form or Form of Annuity
The kind of annuity you choose which primarily determines how long Income Payments will be paid by us.

Annuity Unit
A unit representing an interest in a particular Subaccount.

Annuity Unit Value
The dollar value of an Annuity Unit on a given Valuation Date. Annuity Unit Value will vary from one Valuation Date to the next based on the investment experience of the Subaccount, fees and the applicable AIR.

Assumed Investment Return or "AIR"
The investment return on the Portfolio(s), net of all fees, that will cause variable Income Payments to remain level. The AIR is used in calculating the initial and subsequent variable Income Payments.

Beneficiary
The person(s) or entity you have chosen to receive any applicable death benefit. After the Annuitant's (and any Contingent Annuitant's) death, each Beneficiary will only be entitled to exercise your rights hereunder to re-allocate among Subaccounts. If no Beneficiary has been designated, your estate (or the estate of any Contingent Annuitant surviving you) will be the Beneficiary.

Business Day
Any day on which the New York Stock Exchange  is open for business.

Certificate
A document delivered to you which summarizes your rights under the Contract.

Certificate Holder
The individual who was or is a member of the group covered by the Contract and receives a Certificate naming him or her as holder of the Certificate. The Certificate Holder will begin to receive payments on the First Payment Date. The Certificate Holder is also the Annuitant, unless otherwise specified by you (subject to applicable law).

Code
The Internal Revenue Code of 1986, as amended from time to time, or any successor statute, and the rules, regulations and interpretations thereof.

Contingent Annuitant
This term applies to Annuity Forms where there are two people whose lives are used to determine how long we will pay monthly Income Payments. The Contingent Annuitant will receive Income Payments after your death, as long as he or she is living, in amounts (expressed as a percentage of the amount you would have received) specified when the Annuity Form is selected. The Contingent Annuitant is designated by you on or before the Annuity Effective Date, and cannot be changed. After your death, the Contingent Annuitant acts as the Certificate Holder unless otherwise specified.

Contract
An agreement between the Contract Owner and Prudential governing the terms of the Provider Annuity. In connection with Provider Conversion, amendments governing the terms of the Provider Annuity that are made to existing agreements concerning variable annuities will also be referred to as "Contracts".

Contract Owner or Owner
Entities that have established group retirement arrangements qualifying for federal tax benefits under Sections 401, 403(b) or 457 of the Code; entities that have established group individual retirement annuities qualifying for federal tax benefits under Section 408 of the Code; and entities that have previously purchased qualified group variable income annuities from Prudential. "Contract Owners" also include banks and trust companies holding the Contract for such entities.

First Payment Date
The date your Income Payments begin.

Fixed Payment Option
An option under the Contract allowing you to receive a fixed monthly payment. Premiums allocated to this option are held in Prudential's General Account and cannot be re-allocated to the Variable Payment Option.

General Account
The General Account holds all of Prudential's assets (other than those held in separate accounts). Subject to state insurance law, we have the sole discretion over the investment of the assets in our General Account. General Account assets are subject to the claims of other policyholders and creditors of Prudential.

The premium you allocate to the Fixed Payment Option is held in our General Account.

Income Payments
The monthly payments payable by us to you. If you have selected the Variable Payment Option under the Contract, the Income Payments will vary based upon the investment performance of the Subaccount(s) you select.

Portfolio
The portfolios of the Prudential Series Fund or the XXX made available under the Provider Annuities. The Portfolios are described in this prospectus and in the accompanying prospectuses. All of the Portfolios described in this Prospectus may not be available under your Contract.

Premium Payment or Premium
The amount of money paid to establish the Provider Annuity.

Processing Office
The particular Prudential address and P.O. Box (or phone number) to which all Premium Payments, exchange requests, cancellation requests (including free look requests), Surrender requests, and death claims must be submitted in acceptable form to constitute good order. Until you are notified in writing to the contrary, the address and phone number is:

     Prudential Provider Processing Office
     P.O. Box ___
     Scranton, PA  _______
     800-521-1081

Provider Annuity
Any of the three annuities offered by this prospectus. These annuities include Provider Select, Provider Direct and Provider Conversion. For more details on these annuity types, please see page XX of this prospectus.

Prudential
The Prudential Insurance Company of America, headquartered in Newark, NJ. "We," "us," or "our" means Prudential.

Separate Account
The Prudential Provider Separate Account was established ________ __, 2001 under New Jersey law as a separate investment account of Prudential. The Account consists of a number of Subaccounts.

The Premium you allocate to the Variable Payment Option is deposited (after applicable Premium taxes) into the Separate Account. Assets in the Separate Account are used to make variable Income Payments due under the Provider Annuity, and are insulated from the claims of other policyholders and creditors of Prudential.

Subaccount
A division of the Prudential Provider Separate Account. Each Subaccount invests exclusively in a corresponding Portfolio. Interests in a Subaccount are represented by Annuity Units. The dollar amount of your monthly Income Payment will vary in accordance with changes in the Annuity Unit Value(s) of the Subaccount(s) you choose.

Surrender
Surrender options give you the right to receive a single payment for a portion (or all, under certain Annuity Forms) of the Income Payments scheduled for any remaining guaranteed period under your annuity. Surrender options are not available on the Provider Conversion Annuity.

Valuation Date
A Valuation Date is any Business Day on which Annuity Unit Values are determined. Valuation Dates for the application of Premium and exchanging Annuity Units of one Subaccount for Annuity Units of another Subaccount will be determined in accordance with applicable law. Valuation Date for determining the amount of each monthly Income Payment will be determined in accordance with Prudential's procedures, subject to the Contract provisions. We reserve the right to change the definition of the Valuation Date.

Variable Payment Option
An option under the Contract allowing you to receive variable Income Payments. When selected, the Premium is allocated among the Subaccounts. The dollar amount of Income Payments will vary to reflect the investment results of the selected Subaccount(s). Premiums allocated to this option are held in the Separate Account.

"You"
The Certificate Holder.

--------------------------------------------------------------------------------
Provider Annuities
================================================================================

Choosing a Provider Annuity
Three types of the Provider Annuity are described in this prospectus. Each is considered an income annuity because, depending on the Annuity Form you select, it provides monthly payments ("Income Payments") to you for a guaranteed period or for the rest of your life. Provider Annuities, except for Provider Conversion, offer both a Variable Payment Option and a Fixed Payment Option. Only the Variable Payment Option is available under Provider Conversion.

Variable Payment Option

     Currently this option consists of 25 Subaccounts, all of which are described in this prospectus. You should choose the Variable Payment Option if you want your Income Payments to rise and fall depending upon the performance of the Subaccount(s) you choose.

     Performance of the Subaccount(s) you select will be used to calculate how much you will receive in variable Income Payments. Since investment performance is not guaranteed, the amount of your monthly Income Payment cannot be predicted. The degree of variability in your Income Payments will depend on the Subaccount(s) you choose.

     All of the Subaccounts available under Provider Annuities may not be available to you based on the terms of your Contract. All Subaccounts that are available to you may not be right for you. You should consider how much fluctuation in Income Payments your budget can tolerate when you allocate between the Fixed Payment Option and the Variable Payment Option. For additional details on Subaccounts, please see page 10.

Fixed Payment Option

     If you require a certain level of stability in your monthly Income Payment, you should consider allocating some (or all) of your Premium Payment to the Fixed Payment Option. Payments due under the Fixed Payment Option are guaranteed and therefore will not vary based on investment performance. However, once you allocate a portion of your Premium Payment to the Fixed Payment Option, it can never be re-allocated to the Variable Payment Option.

     The Premium Payment you allocate to the Fixed Payment Option is held in our General Account. In reliance on certain exemptions, exclusions and rules, we have not registered interests in the General Account as a security under the Securities Act of 1933. Nor have we registered the General Account as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests in it are regulated under these Acts. We have been advised that the staff of the SEC has not made a review of the disclosures which are included in this prospectus which relate to our General Account. These disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws regulating the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for aspects of the annuity involving the Variable Payment Option, and therefore contains only selected information regarding the Fixed Payment Option.

Types of Provider Annuities

     Outlined below are the three types of Provider Annuities offered by this prospectus. The type of Provider that is available to you is determined by your Contract. Once you select a Provider Annuity, it cannot be canceled except in limited circumstances. Therefore your choice should be based on careful consideration of your needs.

Provider Direct
===============================================================================
You can buy the Provider Direct Annuity if you are part of a group that has established a group individual retirement annuity ("Group IRA"). Under this arrangement, you "roll over" your accumulated benefits under a qualified retirement plan or program, and immediately purchase the Provider Direct Annuity.

You may "roll over" all or a portion of your retirement plan or program assets as long as your Premium Payment is at least $25,000. Under Provider Direct, you may supplement your "rollover" with funds from other qualified group retirement vehicles (only at the time of purchase). This includes funds you may have accumulated under your former employer's qualified retirement plan or program. You may also use funds from an individual retirement account you already own.

Some features of the Provider Direct Annuity include: the Fixed and Variable Payment Option; access to as many as ___ Subaccounts; automated investment strategies; and the ability to Surrender your remaining guaranteed period.

Provider Select
===============================================================================
If your employer has established a retirement plan or program which qualifies for federal tax benefits under sections 401, 403(b), or 457 of the Code, you may be eligible for the Provider Select Annuity.

Provider Select allows you to allocate your Premium Payment to the Fixed Payment Option, the Variable Payment Option or a combination of both. Other features include: access to as many as 25 Subaccounts; automated investment strategies; and the ability to Surrender your remaining guaranteed period.

This annuity is ONLY available if your retirement plan or program allows for one or more of the Provider Select Annuity Forms as a method of distributing benefits. If allowed, you can have your plan purchase the Provider Select Annuity on your behalf. You choose whether you would like to allocate all or a portion of your retirement plan or program assets as long as the minimum Premium Payment is $25,000.

Some of your rights as described in this prospectus are subject to the terms of your Contract. Your Contract reflects your Contract Owner's preferences and plan limitations with regard to Annuity Forms, investment choices, Surrender options, death benefits and other optional features. To determine exactly how you are affected, please consult with the representative appointed by your Contract Owner.

Provider Conversion
===============================================================================
You can only elect coverage under the Provider Conversion Annuity if you are already covered by a qualified group variable annuity previously issued by Prudential. Provider Conversion was designed specifically for those who wish to convert their existing Prudential qualified group variable annuity into a Prudential annuity that offers additional investment choice and flexibility. It can only be elected after your employer (or its designated trustee, custodian or agent) has signed a Contract making this conversion available to you.

Provider Conversion offers you access to as many as 25 Subaccounts. Just as with your current annuity, your Income Payments will be calculated using the performance of the Subaccounts you choose. Your Annuity Form under the Provider Conversion annuity will be identical to the form under your current annuity. Annuitants, Contingent Annuitants (if any), and designated Beneficiaries will also remain the same. Of course, you may change your Beneficiary if you so desire.

--------------------------------------------------------------------------------
Summary of Charges and Deductions
================================================================================
This expense summary is designed to help you understand the costs associated with investing in a Provider Annuity. It reflects the expenses associated with the Separate Account as well as each available Portfolio. It does not reflect any premium taxes that might be applicable in your state. For Portfolios that started operations prior to June 2000, year 2000 expenses are shown. For Portfolios that started operations after June 2000, estimated expenses are shown.

                    Expense                                Provider                            Provider           Provider
                                                            Select                              Direct            Conversion
------------------------------------------------------------------------------------------------------------------------------------
  Certificate Holder Transaction Expenses/ (1)/
    Sales Charge                                            none                             none                       none
    Exchange Fee /(2)/                                      none                             none                       none
    Surrender Fee                                    Certificate            Fee        Certificate         Fee       Not applicable
                                                    Anniversaries/(3)/                Anniversaries/(3)/
                                                    -----------------                 ----------------
                                                        2 or fewer          7%            2 or fewer        7%
                                                            3               6%                3             6%
                                                            4               5%                4             5%
                                                            5               4%                5             4%
                                                            6               3%                6             3%
                                                            7               2%                7             2%
                                                            8               1%                8             1%
                                                        9 or more           0%             9 or more        0%
------------------------------------------------------------------------------------------------------------------------------------
 Separate Account Annual Expenses
  Insurance and administration Charge                            1.25%                              1.25%         Not Applicable /4/
  Maintenance Fee/(5)/                                        $4 per month                        $4 per month       $4 per month
------------------------------------------------------------------------------------------------------------------------------------

(1)  In addition, we will deduct any applicable state Premium taxes.

(2) No fee is assessed for exchanges between the available Subaccounts. However, we have reserved the right to charge a fee, not to exceed $200, for transfers from the Variable Payment Option to the Fixed Payment Option. Currently, no such fee is assessed.

(3) The number of anniversary dates from the Annuity Effective Date to the Surrender date.

(4) The Provider Conversion product was specifically designed for annuitants currently in the payout phase of an existing Prudential qualified group variable annuity. Because a Mortality and Expense Risk charge was paid in full under the original Contract, no additional Insurance and Administration charge will be imposed under Provider Conversion Contracts.

(5) Charged to each Certificate Holder. Until further notice, this fee is waived for all Certificate Holders. Prudential reserves the right, after notice to you, to establish from time to time a preferred means of delivering to you statements, confirmations, prospectuses, annual and semi-annual reports and/or other communications. If we establish a preferred means, and if you maintain any necessary consents to our use of such preferred means, then you will not have to pay this fee.
--------------------------------------------------------------------------------

                                                                                                               TOTAL EXPENSES
Annual Portfolio Expenses (After                         INVESTMENT           OTHER              TOTAL         AFTER EXPENSE
Reimbursement, If Any) :  As a entage of Each           ADVISORY FEES        EXPENSES         EXPENSES*       REIMBURSEMENT*
Portfolio's Average Daily Net Assets
----------------------------------------------------------------------------------------------------------------------------------
The Prudential Series Fund/(1)/
 Global Portfolio                                              0.75%            0.09%                0.84%            0.84%
 Jennison Portfolio                                            0.60%            0.03%                0.63%            0.63%
 Money Market Portfolio                                        0.40%            0.02%                0.42%            0.42%
 Stock Index Portfolio                                         0.35%            0.04%                0.39%            0.39%
 SP Aggressive Growth Asset Allocation Portfolio/(2)/          0.84%            0.64%                1.48%            1.04%
 SP AIM Aggressive Growth Portfolio                            0.95%            0.50%                1.45%            1.07%
 SP AIM Growth and Income Portfolio                            0.85%            0.38%                1.23%            1.00%
 SP Alliance Large Cap Growth Portfolio                        0.90%            0.30%                1.20%            1.10%
 SP Alliance Technology Portfolio                              1.15%            0.47%                1.62%            1.30%
 SP Balanced Asset Allocation Portfolio/(2)/                   0.75%            0.51%                1.26%            0.92%
 SP Conservative Asset Allocation Portfolio/(2)/               0.71%            0.60%                1.31%            0.87%
 SP Davis Value Portfolio                                      0.75%            0.31%                1.06%            0.83%
 SP Deutsche International Equity Portfolio                    0.90%            0.77%                1.67%            1.10%
 SP Growth Asset Allocation Portfolio/(2)/                     0.80%            0.51%                1.31%            0.97%
 SP INVESCO Small Company Growth Portfolio                     0.95%            0.59%                1.54%            1.15%
 SP Jennison International Growth Portfolio                    0.85%            0.99%                1.84%            1.24%
 SP Large Cap Value Portfolio                                  0.80%            0.34%                1.14%            0.90%
 SP MFS Capital Opportunities Portfolio                        0.75%            0.39%                1.14%            1.00%
 SP MFS Mid Cap Growth Portfolio                               0.80%            0.52%                1.32%            1.00%
 SP PIMCO High Yield Portfolio                                 0.60%            0.77%                1.37%            0.82%
 SP PIMCO Total Return Portfolio                               0.60%            0.57%                1.17%            0.76%
 SP Prudential U.S. Emerging Growth Portfolio                  0.60%            0.52%                1.12%            0.90%
 SP Small/Mid Cap Value Portfolio                              0.90%            0.68%                1.58%            1.05%
 SP Strategic Partners Focused Growth Portfolio                0.90%            0.42%                1.32%            1.01%

                                                             INVESTMENT       12b-1                 OTHER       TOTAL EXPENSES
                                                              ADVISORY        FEE/(3)/             EXPENSES
                                                               FEES
-----------------------------------------------------------------------------------------------------------------------------------
XXX/(3)/
     Growth Portfolio                                          0.__%           0.__%                 0.__%            0.__%
-----------------------------------------------------------------------------------------------------------------------------------

       * Portfolio expenses are not fixed or guaranteed by the Provider Annuity Contracts and will vary from year to year.

(1)  Prudential Series Fund:

Some of the Portfolios of this fund are preceded with the abbreviation "SP".
    This abbreviation stands for Strategic Partners. Because the "SP" Portfolios began operations in August 2000, other expenses are estimated based on management's projection of non-advisory fee expenses. Each "SP" Portfolio has expense reimbursements in effect, and the table shows total expenses both with and without these expense reimbursements. These expense reimbursements are voluntary and may be terminated at any time.

(2) Each Asset Allocation Portfolio of the Prudential Series Fund invests in a combination of underlying Portfolios of the Prudential Series Fund. The Total Expenses and Total Expenses After Expense Reimbursement for each Asset Allocation Portfolio are calculated as a blend of the advisory fees of the underlying Portfolios, plus a 0.05% advisory fee payable to the investment adviser, Prudential Investments Fund Management LLC.

(3) XXX Growth Portfolio:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The Prudential Insurance Company of America
================================================================================

The Prudential Insurance Company of America ("Prudential") is an insurance company incorporated in 1875 under the laws of the State of New Jersey. Our corporate office is located at 751 Broad Street, Newark, New Jersey, 07102. We are one of the largest financial services institutions in the world and one of the largest life insurance companies in the U.S.

Prudential serves millions of individual and institutional customers worldwide and offers a variety of products and services including: life insurance; property and casualty insurance; mutual funds; annuities; pension and retirement related services and administration; asset management; securities brokerage; real estate brokerage franchising; and relocation services.

Prudential is currently pursuing reorganizing itself into a publicly traded stock company through a process known as "demutualization". On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. On December 15, 2000, the Board of Directors adopted a plan of reorganization pursuant to that legislation and authorized management to submit an application to the New Jersey Commissioner of Banking and Insurance for approval of the plan. However, demutualization is a complex process and a number of additional steps must be taken before the demutualization can occur, including a public hearing, voting by qualified policyholders, and regulatory approval. Prudential is planning on completing this process in 2001, but there is no certainty that the demutualization will be completed in this timeframe or that the necessary approvals will be obtained. Also it is possible that after careful review, Prudential could decide not to demutualize or could decide to delay its plans. As a general rule, the plan of reorganization provides that, in order for policies or contracts to be eligible for compensation in the demutualization, they must have been in force on the date the Board of Directors adopted the plan, December 15, 2000.

Until demutualization occurs, a policy or contract issued by Prudential has ownership interests, which generally include the right to vote for the Board of Directors. These rights would end once Prudential demutualizes. All the guaranteed benefits described in your policy or contract would stay the same.

--------------------------------------------------------------------------------
The Prudential Provider Separate Account
================================================================================

Prudential established the Prudential Provider Separate Account (the "Separate Account") on ________ __, 2001 under New Jersey law as a separate investment account. We registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account holds the assets which support variable annuity payments described in this prospectus.

The Separate Account consists of a number of Subaccounts. Each Subaccount invests in a specific Portfolio described in this Prospectus and the accompanying prospectuses. Prudential may establish additional Subaccounts in the future, eliminate Subaccounts and/or substitute another mutual fund investment portfolio for some or all of the current Portfolios. In addition, we may close a Subaccount to new investments under any Contract or Certificate.
See page 14 of this Prospectus for more detailed information.

Prudential is obligated to provide all benefits under the Contracts to the extent the assets in a Subaccount are not sufficient to do so. In accordance with applicable insurance regulations, Prudential may make deposits to and withdrawals from the Separate Account in order to maintain sufficient assets to support its obligations under the Contracts. The Separate Account's assets are not chargeable with liabilities arising out of any other business Prudential conducts.

--------------------------------------------------------------------------------
Choosing a Subaccount
================================================================================

Each Subaccount invests in a particular investment portfolio ("Portfolio") of the Prudential Series Fund and the XXX. Both the Prudential Series Fund and the XXX have been registered with the Securities and Exchange Commission as an "open-end management investment company", commonly called a mutual fund. They are considered "series" type funds under the Investment Company Act of 1940 because each fund comprises multiple investment portfolios.

Each Portfolio has its own investment risk. Some Portfolios will have an investment style that is more risky than others. This style is determined by the objectives set out in the prospectus for the Portfolio. The Portfolios are managed by leading investment advisors. Separate prospectuses for each Portfolio are attached to this prospectus. They provide additional detail on its management and objectives.

The Subaccount(s) you choose will determine the dollar amount of your variable Income Payment. You will obtain the investment risks and rewards of the Portfolios through the Subaccounts. Hence, you should read a Portfolio's prospectus before you decide to choose a Subaccount.


Subaccounts
================================================================================
Currently, 25 Subaccounts are available under Provider Annuity Contracts. Your Contract Owner may choose to limit the Subaccounts available to you. However, it is important to note that all of the Subaccounts that are available to you, may not be right for you. The risks associated with each Subaccount will range from conservative to aggressive. The greater the risk, the greater the chance the Subaccount will decline in value. When we calculate the variable portion of your monthly Income Payment, we will begin with the percentage change in the total return of the Subaccount(s) you have selected. Thus, you should determine your risk tolerance, and how much fluctuation in Income Payments your budget can tolerate, before allocating to a Subaccount.

Each Portfolio has its own investment objective. Although the names, objectives and management of the Subaccounts and their respective Portfolios may be similar to publicly traded mutual funds, these are not those mutual funds.
Consequently, the performance experience for any given Portfolio may be higher or lower than those reported for the publicly available mutual funds.

From time to time, we may advertise the investment performance of the Portfolios. In doing so, we will use standardized methods prescribed by the Securities and Exchange Commission, as well as certain non-standardized methods.

Remember, past performance of a Portfolio does not indicate or predict future performance of the Portfolio.

On the next page we have listed the Portfolios in which the Subaccounts invest and their corresponding investment advisers.

====================================================================================================================================
     Available Portfolios                                                     Investment Advisers
====================================================================================================================================
The Prudential Series Fund
The Provider Portfolios operate under a "subadvised" structure. The subadvisers listed below have day-to-day responsibility for managing each Portfolio, subject to the oversight of the investment adviser, Prudential Investments Fund Management LLC ("PIFM").

     Global Portfolio                                          Jennison Associates LLC
     Money Market Portfolio                                    Prudential Investment Corporation
     Prudential Jennison Portfolio                             Jennison Associates LLC
     SP AIM Aggressive Growth Portfolio                        AIM Advisors, Inc.
     SP AIM Growth and Income Portfolio                        AIM Advisors, Inc.
     SP Alliance Large Cap Growth Portfolio                    Alliance Capital Management L.P.
     SP Alliance Technology Portfolio                          Alliance Capital Management L.P.
     SP Davis Value Portfolio                                  Davis Select Advisers, LP
     SP Deutsche International Equity Portfolio                Deutsche Asset Management Inc..
     SP INVESCO Small Company Growth Portfolio                 INVESCO
     SP Jennison International Growth Portfolio                Jennison Associates LLC
     SP Large Cap Value Portfolio                              Fidelity Management and Research Company
     SP MFS Capital Opportunities Portfolio                    Massachusetts Financial Services Company
     SP MFS Mid Cap Growth Portfolio                           Massachusetts Financial Services Company
     SP PIMCO High Yield Portfolio                             Pacific Investment Management Company
     SP PIMCO Total Return Portfolio                           Pacific Investment Management Company
     SP Prudential U.S. Emerging Growth Portfolio              Jennison Associates LLC
     SP Small/Mid Cap Value Portfolio                          Fidelity Management and Research Company
     SP Strategic Partners Focused Growth Portfolio            Jennison Associates LLC. and Alliance Capital Management L.P.
     Stock Index Portfolio                                     Prudential Investment Corporation

     Asset Allocation Portfolios of the Prudential Series Fund
     SP Aggressive Growth Asset Allocation Portfolio/(1)/      Alliance Capital Management, L.P.
                                                               Davis Select Advisers L.P.
                                                               Jennison Associates LLC
                                                               Deutsche Asset Management, Inc.
     SP Balanced Asset Allocation Portfolio/(2)/               Alliance Capital Management, L.P.
                                                               Davis Select Advisers L.P.
                                                               Deutsche Asset Management, Inc.
                                                               Jennison Associates LLC
                                                               Pacific Investment Management Company
     SP Conservative Asset Allocation Portfolio/(3)/           Davis Select Advisers, L.P.
                                                               Jennison Associates LLC
                                                               Pacific Investment Management Company
     SP Growth Asset Allocation Portfolio/(4)/                 Alliance Capital Management, L.P.
                                                               Davis Select Advisers, L.P.
                                                               Deutsche Asset Management, Inc.
                                                               Jennison Associates LLC

====================================================================================================================================

XXX
XXX serves as investment adviser to the Growth Portfolio. This Portfolio is not part of the Prudential Series Fund.

          Growth Portfolio                                     XXX
====================================================================================================================================


(1) This Portfolio invests only in the following portfolios of the Prudential Series Fund: SP Davis Value Portfolio, SP Alliance Large Cap Growth Portfolio, Prudential Jennison Portfolio, SP J ennison International Growth Portfolio, SP Deutsche International Equity Portfolio, SP Small/Mid-Cap Value Portfolio and the SP Prudential U.S. Emerging Growth Portfolio.

(2) This Portfolio invests only in the following portfolios of the Prudential Series Fund: SP PIMCO Total Return Portfolio, SP PIMCO High Yield Portfolio, SP Davis Value Portfolio, SP Alliance Large Cap Growth Portfolio, Prudential Jennison Portfolio, SP Small/Mid-Cap Growth Portfolio, SP Prudential U.S. Emerging Growth Portfolio, SP Jennison International Growth Portfolio, SP Deutsche International Equity Portfolio.

(3) This Portfolio invests only in the following portfolios of the Prudential Series Fund: SP PIMCO Total Return Portfolio, SP PIMCO High Yield Portfolio, SP Davis Value Portfolio, SP Alliance Large Cap Growth Portfolio, Prudential Jennison Portfolio, SP Small/Mid-Cap Growth Portfolio, SP Prudential U.S. Emerging Growth Portfolio.

(4) This Portfolio invests only in the following portfolios of the Prudential Series Fund: SP Davis Value Portfolio, SP Alliance Large Cap Growth Portfolio, Prudential Jennison Portfolio, SP PIMCO High Yield Portfolio, SP PIMCO Total Return Portfolio, SP Jennison International Growth Portfolio, SP Deutsche International Equity Portfolio, SP Small/Mid-Cap Value Portfolio, SP Prudential U.S. Emerging Growth Portfolio.
================================================================================

Exchanges
================================================================================

Once per calendar month (on the day of your choice), you are allowed to exchange Annuity Units of one Subaccount for Annuity Units of another Subaccount. At any given time, you have a certain number of Annuity Units credited to you for each Subaccount you have selected. When you request an exchange, you are asking us to cancel your Annuity Units under one Subaccount and credit Annuity Units under another Subaccount. To initiate an exchange, you must:

 . determine the Subaccount from which you would like your Annuity Units canceled . determine the percentage (whole numbers only) you would like canceled
 . determine the Subaccount to which you would like the corresponding Annuity
  Units credited
 . notify Prudential of the above information at its Processing Office.

Your exchange request will take effect at the end of the Business Day on which we receive an acceptable request at our Processing Office, using that day's Annuity Unit Values. Our Business Day generally closes at 4:00 p.m. Eastern Standard Time and requests received after that time will take effect at the end of the next Business Day.

Unless you are notified otherwise, you may be able to request exchanges through a number of means which include (1) an Interactive Voice Response System, (2) staffed call center, (3) Prudential's web-site at www.Prudential.com,(4) or paper forms. During times of extraordinary economic or market changes telephone and electronic systems may be difficult to access due to increased volume.

For your protection, telephone calls and other communications will be recorded and you will be asked to provide your personal identification number or other identification to prevent unauthorized exchanges. These measures are designed to insure that requests received are genuine. None of Prudential, its affiliates, the Separate Account, or any of their agents will be liable for any loss, liability or cost which results from acting upon instructions reasonably believed to be genuine.

Prudential reserves the right, after notifying you and subject to applicable law, to require that exchange requests be submitted exclusively by phone, via the web and/or on a form provided by us.

Automated Investment Features
================================================================================

  Automatic Rebalancing
  ---------------------
  When you choose the Variable Payment Option, you will allocate a percentage of the Premium to different Subaccounts. Afterwards, the actual performance of the Subaccounts will alter the percentage of your variable Income Payments derived from each Subaccount you chose.

  You can direct us to automatically rebalance your allocation to the Subaccounts to restore your latest allocation instructions. On the re-balancing date we will automatically exchange Annuity Units of the necessary Subaccounts. If the re-balancing date were a Valuation Date for a monthly Income Payment, such payment would be derived from the Subaccounts based on your latest allocation instructions.

  With this auto-rebalancing feature, you can choose to have your rebalancing occur on a quarterly, semiannual, or annual interval. The rebalancing will generally occur at the last Business Day of such period.

  Any exchanges that occur as a result of this automatic rebalancing will not affect your ability to make subsequent exchanges once per calendar month. However, any exchanges you initiate will automatically amend your previous allocation instructions.

  This feature can be suspended or re-activated at any time.

  This feature is available under Provider Select and Provider Conversion only if it is allowed by your Contract. There are such limitations on this feature for Provider Direct.

  Dollar-Cost Averaging
  ---------------------
  The dollar cost averaging feature allows you to systematically exchange Annuity Units (whole percentages only) from the Subaccount investing in the Money Market Portfolio into any of the other Subaccounts available under your Contract. These automatic exchanges can be scheduled to occur monthly over a period of 6-24 months. By investing amounts on a regular basis, instead of investing the total amount at one time, dollar cost averaging may decrease the effect of market fluctuations on your annuity during the dollar cost averaging period. Of course, dollar cost averaging will not fully protect against loss in a declining market.

  All dollar-cost averaging arrangements will be made on the schedule you choose until the designated amount has been transferred, and will occur on the last Business Day of the month.

  Any exchanges that occur as a result of this feature will not affect your ability to make subsequent exchanges once per calendar month. Remember, although this optional feature can be canceled at any time, it can only be elected at the time of purchase.

  This feature is not available under Provider Conversion and is available under Provider Select only if it is allowed by your Contract. There are no such limitations on this feature for Provider Direct.

Your Voting Privileges Associated with Portfolios
================================================================================

We are the legal owner of the Portfolio shares owned by the Subaccounts. However, we currently vote the shares of the Portfolios according to voting instructions we receive from you. When a vote is required, we will mail you a form that you can complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote Portfolio shares for which we do not receive instructions, and any other shares that we own, in the same proportion as shares for which we do receive instructions from Certificate Holders. We may change the way your voting instructions are calculated if federal law requires or permits it.

Our Substitution Rights Under the Contract
================================================================================

We may substitute the shares of another mutual fund or other investment for the shares of a Portfolio then held by a Subaccount. We will obtain any necessary regulatory approvals, and we will provide advance notice to you of any such substitution.

We may determine to close one or more Subaccounts to additional investments. In addition, we may terminate one or more Subaccounts by providing you with advance notice of the termination. The notice may state that on the termination date any outstanding Annuity Units of the terminated Subaccount will be automatically exchanged for Annuity Units of a specified Subaccount, such as the Subaccount investing in the Money Market Portfolio, unless otherwise instructed by you on or before a specified date.

--------------------------------------------------------------------------------
 Provider Direct and Provider Select Annuities
================================================================================

How to Purchase
================================================================================

  Paying the Premium
  ------------------
  Your first step towards obtaining a Provider Select Annuity or Provider Direct Annuity is to remit the initial Premium Payment. The initial Premium Payment is the amount you pay (or instruct your employer or group sponsor to pay) to establish the annuity. This initial payment must be $25,000 or more and must not exceed $2 million. However, a higher or lower Premium Payment may be accepted with our prior approval.

  Processing Premium Payment
  --------------------------
  We will credit your Premium within 2 Business Days after both of the following have occurred:

  1. we receive at our Processing Office payment in full for your annuity by wire transfer of funds to the account specified by our Processing Office or by certified check
  1. we receive at our Processing Office an acceptable purchase request and any other information we require to establish an annuity.

  However, if the foregoing are not received in acceptable form, we may need to contact you or the Contract Owner to obtain the required information. If we are not able to obtain this information, we will, on the 5/th/ Business Day after receiving the Premium, return your Premium unless we have obtained any necessary consent to continue holding it while we seek the necessary information. However, we will follow other procedures when a group submits a batch request for Provider Annuities.

Right to Cancel
================================================================================

You have the right to cancel your Provider Select or Provider Direct Annuity within 10 days following the delivery of your Certificate (or longer if specified by applicable state or federal law). To initiate a cancellation request, you must mail or deliver a written notice of revocation to Prudential at the Processing Office within the relevant cancellation period. The cancellation request is considered mailed based on the envelope postmark date. Upon cancellation, you will receive a refund of your Premium, adjusted for any market value fluctuations, minus any annuity payments you have received. Adjustments will be calculated using the Annuity Unit Value as of the date the request is received in our Processing Office. Your refund will not reflect any adjustments for expenses. A full refund will be issued without regard to investment performance where required by state or federal law. In these circumstances, we will allocate the Premium associated with the Variable Payment Option to the Subaccount investing in the Money Market Portfolio. On the date we estimate that your cancellation period expires, we will automatically re-allocate the Variable Payment Option according to your latest allocation instructions.

For Provider Direct annuities, this 10-day cancellation period will coincide with the cancellation period required by the Code and if exercised, you will receive a full refund of your Premium Payment, or such greater amount as required by state or federal law (minus any Income Payments made).

Under Provider Select, this right may not be available unless expressly authorized by your Contract.

Allocating Your Premium Payment
================================================================================

At the time you effect your annuity, you can allocate your Premium Payment to the Variable Payment Option, the Fixed Payment Option or a combination of both. Of course, your initial Income Payment will vary depending on the allocation you select.

Once Premium is allocated to the Fixed Payment Option, it can never be transferred into the Variable Payment Option. However, after your initial allocation, you are permitted to transfer from the Variable Payment Option to the Fixed Payment Option. All of your variable Income Payments can be transferred to the Fixed Payment Option. However, in the case of partial transfers, at least $50 of your variable Income Payment must remain after transfer. In the future, we may charge a fee for transfers into the Fixed Payment Option. For more details on this fee, please see page 30 of this prospectus. The

Premium you allocate to the Fixed Payment Option is held in our General Account. See page 6 for details.

  Variable Payment Option

  Under the Variable Payment Option, you can choose to allocate your Premium Payment among 25 Subaccounts. All of these Subaccounts may not be available to you due to Contract limitations. Your allocation to a particular Subaccount can range in whole percentages from 0% to 100%. Upon allocation to a Subaccount, Annuity Units of that Subaccount will be credited to you. Your monthly Income Payment will vary based on the change in the Annuity Unit Value of the Annuity Units credited to you. For additional details on the Subaccounts please see page 10 of this prospectus.

  Fixed Payment Option

  You will receive a level Income Payment for the portion of your annuity allocated to the Fixed Payment Option. At the time of purchase, you determine what percentage of your Premium Payment, from 0-100%, you would like to allocate towards fixed Income Payments. The percentage of your monthly Income Payment allocated to this option will not be affected by market fluctuations.


To better understand the impact of allocating between the Fixed Payment Option and the Variable Payment Option, consider the graph below showing the following allocations:

     .   100% to Variable Payment Option,
     .   100% to Fixed Payment Option
     .    50% to Variable Payment Option and 50% to Fixed Payment Option

The graphs assumes that a Premium Payment of $100,000 was allocated to an index fund that perfectly replicated the Standard & Poors 500 Composite Stock Price Index. The graph assumes the allocation was made on January 1, 1986 for an Annuity with a 15-year Guaranteed Period (form 5 described below) payable until December 1, 2000. It further assumes that the total expenses of the index fund were 0.39% per year during the entire period, and that the total contract charges were 1.25% per year during the entire period. The Assumed Investment Return is 4 1/2%. The Fixed Payment Option was calculated using annuitization rates in effect during January, 1986. The graph depicts Table 8 on page XX of this prospectus. This chart is based on past performance and is not predictive of future performance. Although the graph shows the variable payment increases over time, the variable payment may decrease over time.

                              [GRAPH APPEARS HERE]

Automatic Escalator for Fixed Payment Option
--------- --------- --- ----- ------- ------
With this "Give Yourself a Raise" feature, you can elect for your fixed Income Payments to increase by 1%, 2% or 3%, compounded annually, to help protect against inflation. The selected increase will take effect on the anniversary of your

First Payment Date. This feature can be used with any Form of Annuity, but can only be used in connection with the Fixed Payment Option.

Unlike some other features, this feature must be elected at the time of purchase and is irrevocable. In addition, once elected, this feature will automatically be applied to all transfers from the Variable Payment Option into the Fixed Payment Option.

When choosing this option it is important to note that, for any given Premium, a higher percentage increase will result in a lower initial fixed Income Payment than if a lower percentage had been chosen.

This feature is not available under Contracts associated with Section 457 plans. In addition, minimum distribution rules of the Code may limit its availability under certain types of retirement plans. For more information on how you may be affected, please consult the representative appointed by your Contract Owner.

Annuity Income Payments
================================================================================

  When Payments Start
  ---- -------- -----
  Your "First Payment Date" is the date your annuity payments begin. All Income Payments must begin within 90 days of the Annuity Effective Date. Payments are distributed on the 1/st/ day of the month either through electronic funds transfer or regular mail. Your Annuity Effective Date must be at least 2 Business Days before the last Business Day of the month in order for you to start receiving Income Payments the month immediately after your annuity was purchased. We reserve the right to increase the minimum period of time between the Annuity Effective Date and the First Payment Date.

  Your First Income Payment
  ---- ----- ------ -------
  Your annuity Income Payment can consist of fixed payments, variable payments or a combination of both. We calculate the dollar amount of your first Income Payment using the following factors:

  1. Your Premium allocation to the Fixed Payment Option and the prevailing fixed interest rates.
  2. Your Premium allocation to the Variable Payment Option and the Assumed Investment Return (AIR).
  3. Your age and sex (assuming you are the Annuitant) and if applicable, the age and sex of your Contingent Annuitant.
  4. Your chosen Form of Annuity.
  5. The deduction of applicable Premium taxes.
  6. For the Variable Payment Option, the investment experience of the Subaccounts you select, net of applicable fees, expenses and the AIR, from the Annuity Effective Date until the Valuation Date for your first payment

  Your Subsequent Variable Income Payments
  ---- ---------- -------- ------ --------
  For each Subaccount you select, we will multiply the number of Annuity Units times the Annuity Unit Value on the Valuation Date. The result is the amount of your variable Income Payment derived from the corresponding Subaccount.
  The sum of this amount for all Subaccounts you have selected will equal your variable Income Payment. The dollar amount of your variable Income Payment will vary from one payment date to the next depending on the change in the Annuity Unit Value of the Subaccounts you have chosen. The calculation of the Annuity Unit Value is described below.

  Choosing an Assumed Investment Return or AIR
  -------- -- ------- ---------- ------ -- ---
  The AIR is used only in connection with the Variable Payment Option (not the Fixed Payment Option). The AIR is a hypothetical rate of return. It is not a projected or predicted return, nor is it an estimate of future return. The amount of your monthly variable Income Payments will vary based on Portfolio investment results, reduced by Portfolio expenses and Separate Account expenses, compared to the AIR. The AIR is selected by you, unless your Contract Owner has selected it for you.

  At the time of purchase you will choose either a 3%, 4 1/2% or 6% AIR (additional AIRs may be accepted based on the terms of your Contract). All AIRs may not be available in all states. As you can see below, a higher AIR will result in a higher initial Income Payment. However, compared to a lower AIR, your future payments will increase more slowly during periods of good performance, and decrease more rapidly in periods of bad performance. Conversely, a lower

  AIR will result in a lower initial Income Payment, but your future Income Payments will increase more rapidly and decline more slowly than if a higher AIR were chosen. For more detailed illustrations of the graph below please see Tables 2,4 and 5 located on pages XX, XX & XX respectively.

                             [GRAPH APPEARS HERE]

  Determining the Number of Annuity Units
  ----------- --- ------ -- ------- -----
  Annuity Units represent an interest in a particular Subaccount. We calculate the initial amount of units to credit to your annuity by:

     * first, determining the amount of your monthly payment allocated to each Subaccount,
     * then, dividing each allocation by the Annuity Unit Value corresponding to each Subaccount on the current Valuation Date.

  This calculation will result in the number of Annuity Units credited to you for each Subaccount. The number of Annuity Units credited to you for each Subaccount will be reflected on your monthly statement. Generally, this number will remain constant, subject to the following circumstances:

     1. if you make a partial or full Surrender as permitted under Annuity Forms 2, 4 and 5,
     2. if you exchange Annuity Units from one Subaccount for Annuity Units of another Subaccount,
     3. if, under Annuity Forms 3 and 4, you die and have selected a percentage less than 100% to be paid to your Contingent Annuitant.

  Calculating the Annuity Unit Value
  ----------- --- ------- ---- -----
  Every Valuation Date we determine the Annuity Unit Value for each Annuity Unit. Each Subaccount has distinctive Annuity Units and Annuity Unit Values. We calculate the Annuity Unit Value of each Subaccount in the following manner:

     *    first, we start with Annuity Unit Value as of the last Valuation Date,

     * next, we determine the change in the Portfolio's value which reflects investment experience and applicable fees since the last Valuation Date,

     * then, we multiply the above by a factor representing the daily equivalent of the annual Insurance and Administration charge since the last Valuation Date,

     *    finally, we multiply that result by an adjustment based on the AIR.

Choosing a Form of Annuity
================================================================================

The Form of Annuity you select will determine how much, to whom and how long we will pay Income Payments.
For example, we will make payments to you under a "Single Life Annuity" for as long as you are living. Under a "Joint and Survivor Annuity", we will make payments to you and your Contingent Annuitant for as long as either is living. However, an "Annuity for a Guaranteed Period", is only paid to you for a specified number of months which you select.

General Restrictions on Availability
Your Contract or the Code may limit or condition some of the Forms of Annuity and their related features. These limitations may include but are not limited to:

     * restrictions on the length of the guaranteed period or identity of the Contingent Annuitant,
     *    availability of certain Annuity Forms,
     *    if you are married, obtaining spousal consent,
     *    availability of the Surrender feature, and/or
     *    the recipient of any Premium refund may be your plan or a Beneficiary.

To determine how you may be affected, please consult with the representative appointed by your Contract Owner.


Description of Forms of Annuity
Outlined below are the Forms of Annuity available under Provider Direct and Provider Select annuities. In addition to the description of each Annuity Form, we have also identified the death benefit and Surrender features associated with each form. Once you purchase a Provider Direct or Provider Select Annuity, your Form of Annuity cannot be changed. So, as with any other investment feature, the Form of Annuity you choose should fit your financial needs. If you have questions on which Form of Annuity is right for you, please consult your financial advisor.


  Form 1 - Single Life Annuity
  ============================

  Under this Form of Annuity, you will begin receiving monthly Income Payments on the First Payment Date. Payments are guaranteed to continue throughout your lifetime, no matter how long you live. After your death, no additional payments will be made.


     Death Benefit
     Benefit - after the First Payment Date
     None

     Benefit - before the First Payment Date
     If you die before the First Payment Date, your annuity will be canceled and your Premium Payment will be refunded. Any Premium allocated to the Variable Payment Option will be adjusted to reflect investment performance.

     Surrender Right
     None


  Form 2 - Single Life Annuity with a Guaranteed Period
  =====================================================

  Under this Form of Annuity you will begin receiving monthly Income Payments on the First Payment Date. Payments will continue throughout your lifetime, no matter how long you live. However, if you die before the end the guaranteed period, we will make payments to your Beneficiary for the remainder of the guaranteed period. You select the guaranteed period at the time of purchase. You will specify the guaranteed number of monthly Income Payments you want to receive. The number can be 60 (5 years) or 360 (30 years), or any number in between.


     Death Benefit
     Benefit - after the First Payment Date
     If you die before the end of the guaranteed period, payments will be made to your Beneficiary until the end of the guaranteed period (unless the Beneficiary is eligible for, and selects, a different death benefit pay-out choice). For details on the calculation of a lump sum death benefit payment please see page 23 of this Prospectus.


     Benefit - before the First Payment Date
     If you die before the First Payment Date, your annuity will be canceled and your Premium Payment will be refunded. Any Premium allocated to the Variable Payment Option will be adjusted to reflect investment performance.

     Surrender Right

     This form allows you to receive a lump sum payment in exchange for a partial Surrender of Income Payments scheduled for the remaining guaranteed period. Although you will continue to receive a monthly Income Payment, the dollar value will be reduced during the remaining guaranteed period based on your requested Surrender amount. If you are still living at the end of the guaranteed period, your payments will revert to the amount that would have been paid had you not Surrendered any Income Payments. These payments will continue for the remainder of your lifetime. All partial Surrenders must allow for a continuing monthly Income Payment of at least $100. For additional details on the Surrender feature, please see page 21 of this prospectus.


  Form 3 - Joint and Survivor Annuity
  ===================================

  Under this Form of Annuity, you will begin receiving monthly Income Payments on the First Payment Date. Payments will continue to be made to you throughout your lifetime. After your death, we will pay your Contingent Annuitant, for as long as he or she lives, a percentage of the monthly payment you would have received had you lived. You select the percentage (up to 100%). If your Contingent Annuitant dies before you do, your payments do not change. All payments cease upon the death of both you and your Contingent Annuitant.


     Death Benefit
     Benefit - after the First Payment Date
     If you die before your Contingent Annuitant, payments will continue to be made to your Contingent Annuitant as provided above.


     Benefit - before the First Payment Date
     If either you or your Contingent Annuitant dies before the First Payment Date, the Income Payments will be recalculated to reflect a "Single Life Annuity" (form 1) payable to the survivor.


     If both you and your Contingent Annuitant die before the First Payment Date, your annuity will be canceled and your Premium Payment will be refunded. Any Premium allocated to the Variable Payment Option will be adjusted to reflect investment performance.


     Surrender Right
     None


  Form 4 - Joint and Survivor Annuity with a Guaranteed Period
  =============================================================

  Under this Form of Annuity, you will begin receiving monthly Income Payments on the First Payment Date. Payments will continue throughout your lifetime. If you die before the end of your selected guaranteed period, we will pay your Contingent Annuitant the same monthly amount until the end of the guaranteed period. Once the guaranteed period is over, we will pay your Contingent Annuitant, for as long as he or she lives, a percentage of the monthly payment you would have received had you lived. You select the percentage (up to 100%).


  If both you and your Contingent Annuitant die before the end of your guaranteed period, payments continue to the named Beneficiary for the remainder of the guaranteed period (unless the Beneficiary is eligible for, and selects, a different death benefit pay-out choice). Just as with form 3, if your Contingent Annuitant dies before you do, your payments do not change. All payments cease once the guaranteed period has expired and both you and your Contingent Annuitant are no longer living. You select the guaranteed period at the time of purchase. You will specify the guaranteed number of monthly Income Payments you want to receive. The number can be 60 (5 years) or 360 (30 years), or any number in between.


     Death Benefit
     Benefit - after the First Payment Date
     If you die before the end of the guaranteed period or if you die after the guaranteed period but before your Contingent Annuitant, payments will be made to your Contingent Annuitant as provided above.


     Benefit - before the First Payment Date
     If either you or your Contingent Annuitant dies before the First Payment Date, the Income Payments will be recalculated to reflect a "Single Life Annuity with a Guaranteed Period" (form 2) payable to the survivor.


     If both you and your Contingent Annuitant die before the First Payment Date, your annuity will be canceled and your Premium Payment will be refunded. Any Premium allocated to the Variable Payment Option will be adjusted to reflect investment performance.

     Surrender Right
     This form allows you or your Contingent Annuitant to receive a lump sum payment in exchange for a partial Surrender of Income Payments scheduled for the remaining guaranteed period. Although you or your Contingent Annuitant will continue to receive a monthly payment, the dollar value will be reduced during the remaining guaranteed period based on your requested Surrender amount (or, after your death, your Contingent Annuitant's requested surrender amount). If either you or your Contingent Annuitant is still living at the end of the guaranteed period, the payments will revert to the amount that would have been paid had no Income Payments been Surrendered. These payments will continue for the longer of your lifetime or the Contingent Annuitant's lifetime. All partial Surrenders must allow for a continuing monthly Income Payment of at least $100. For additional details on the Surrender feature, please see page 21 of this prospectus.


  Form 5 - Annuity for a Guaranteed Period
  ==========================================

  Under this Form of Annuity, you will begin receiving monthly Income Payments on the First Payment Date. Payments will continue to be made to you until the end of the guaranteed period, or your death, whichever is earlier. All payments will cease once the guaranteed period has expired. If you die before the end of your selected guaranteed period, we will continue Income Payments to your Beneficiary for the remainder of the guaranteed period (unless the Beneficiary is eligible for, and selects, a different death benefit pay-out choice). All payments cease once the guaranteed period has expired. You select the guaranteed period at the time of purchase. You will specify the guaranteed number of monthly Income Payments you want to receive. The number can be 60 (5 years) or 360 (30 years), or any number in between.


     Death Benefit
     If you die before the end of the guaranteed period, payments will be made to your Beneficiary until the end of the guaranteed period (unless the Beneficiary is eligible for, and selects, a different death benefit pay-out choice). For details on the calculation of a lump sum death benefit payment, please see page 23 of this Prospectus.


     Surrender Right
     This form allows you to receive a lump sum payment in exchange for a full or a partial Surrender of Income Payments scheduled for the remaining guaranteed period. If you select a partial surrender, the dollar value of your monthly Income Payment will be reduced during the remaining guaranteed period based on your requested Surrender amount. All partial Surrenders must allow for a continuing monthly Income Payment of at least $100. Once a full Surrender is requested no additional Income Payments will be made. For additional details on the Surrender feature, please see page 21 of this prospectus.



  Form 6 - Single Life Annuity with a Full Cash Refund
  ======================================================

  This Form of Annuity, is only available when you choose to allocate 100% of your Premium to the Fixed Payment Option. Under this Form of Annuity, you will begin receiving monthly payments on the First Payment Date. Payments will continue throughout your lifetime no matter how long you live. However, if you die before the total of your monthly Income Payments equals your Premium, the excess of the Premium, over the total of all monthly Income Payments made, will be paid to your Beneficiary.


     Death Benefit
     Benefit - after the First Payment Date

     This form provides that your Beneficiary will receive a lump sum payment for the difference between your total monthly Income Payments and your Premium Payment.


     Benefit - before the First Payment Date
     If you die before the First Payment Date, your annuity will be canceled and your Premium Payment will be refunded.


     Surrender Right
     None


Surrender
================================================================================

If you choose a Form of Annuity with a guaranteed period, you may have the right to Surrender up to all of the Income Payments that are scheduled for the remaining guaranteed period. Surrenders are allowed once per calendar year.
All decisions to Surrender are irrevocable. Depending on your Annuity Effective Date, a Surrender fee may be assessed for each Surrender. For additional details on this fee please see page 30 of this prospectus.

Surrenders may have tax consequences, please see page 27 of this prospectus and consult your tax advisor for more details.

     Partial Surrender
     ------- ---------
     Partial Surrenders are available for the following Forms of Annuity:

          *    Single Life Annuity with a Guaranteed Period (form 2 above)
          * Joint and Survivor Annuity with a Guaranteed Period (form 4 above)
          *    Annuity for a Guaranteed Period (form 5 above).

     All partial Surrenders must have a Surrender value of $2000 (or more) and must allow for a continuing monthly Income Payment (as of the Valuation
     Date) of at least $100, leaving no less than $50 in any Payment Option you were participating in prior to the Surrender. To initiate a partial Surrender, you must notify Prudential's Processing Office of:

          * the requested Surrender amount (the amount you wish to receive in a lump-sum payment)
          *    the effective date of the Income Payment reduction

     Full Surrender
     ---- ---------
     Full Surrenders are only available if you selected an "Annuity for a Guaranteed Period" (form 5) or if you are eligible to exercise the "Living Needs Benefit" discussed below. With full Surrenders, you are requesting a full liquidation of all of the Income Payments scheduled for the remainder of your guaranteed period.

Permissible full and partial Surrenders of the Variable Payment Option and the Fixed Payment Option may be subject to a Surrender fee. For details on this fee please refer to page 30 of this prospectus.

On the effective date of the reduction, your monthly Income Payment will reflect the reduction in the Variable Payment Option and/or the Fixed Payment Option necessary to achieve your requested Surrender amount, including any applicable Surrender fees. This reduction will continue for the remainder of the guaranteed period. If have chosen form 2 or 4 as your Form of Annuity, and if you (and if applicable your Contingent Annuitant) are alive at the end of the guaranteed period, your Income Payment will revert to the amount that would have been paid had you not Surrendered any Income Payments. For a more detailed illustration of the information depicted here please see Table 7 on page XX of this prospectus. The graph below shows an example of that reduction.

                                    [GRAPH]

     Surrender Calculations:
     --------- -------------
The Valuation Date for all Surrenders will be the date we receive an acceptable Surrender request at our Processing Office. All Surrender requests will be processed (unless you request otherwise) by:

          first using the Annuity Unit Values on that Valuation Date, canceling Annuity Units under Variable Payment Option then if the requested amount has not been reached, liquidating the Fixed Payment Option

    Surrenders of the Variable Payment Option and the Fixed Payment Option will be calculated as follows:

     Variable Payment Option
     -----------------------
     When you surrender variable Income Payments, the Surrender value is determined by discounting all or a portion of each remaining Income Payment scheduled to be made during the guaranteed period. For purposes of calculation only, we will assume that all future Income Payments would have an Annuity Unit Value equal to the value on the Valuation Date the surrender request was received. We will discount the payments using the AIR as the discount rate.

     Fixed Payment Option
     --------------------
     When you Surrender fixed Income Payments, the Surrender value is determined by discounting all or a portion of each remaining Income Payment scheduled to be made during the guaranteed period. We will discount the payments at a rate that reflects the current interest rate conditions. We will limit the change in the discount rate such that the annual rate of return achieved on the amount surrendered will be at least 3%, excluding the any applicable Surrender fees.

    Living Needs Benefit(sm)
    --------------------
    If you have chosen a Form of Annuity with a guaranteed period, you may qualify for the Living Needs Benefit(sm) if you decide to Surrender your Annuity. This benefit is only available if you (and any Contingent Annuitant) are confined to a skilled nursing care facility or hospital for at least 30 days or; have been diagnosed with a terminal illness (life expectancy 12 months or less).

    Under this benefit, regardless of your Annuity Effective Date, we will waive any applicable Surrender Fees (see page 30 of this prospectus for a description of such fee). If you have chosen form 2 or 5 as your Form of Annuity, you will be allowed a full Surrender of your Income Payments scheduled for any remaining guaranteed period. If form 4 is your chosen Form of Annuity, you will only be allowed a full Surrender if you and any living Contingent Annuitant meet the "Living Needs Benefit" qualifications described above. If the Annuitant has died, only the Contingent Annuitant need meet the "Living Needs Benefits" qualifications listed above. If the qualifications are not met, you may make a partial Surrender in accordance with the criteria described under "Partial Surrenders".

    In order to exercise this benefit, you must provide an acceptable request, which includes satisfactory evidence of your (and any Contingent Annuitant's) confinement or diagnosis, to Prudential at our Processing Office.

              *         *         *         *         *         *

Remember, the Surrender feature and Living Needs Benefit only apply to a "Single Life Annuity with a Guaranteed Period" (Annuity Form 2 above), "Joint and Survivor Annuities with a Guaranteed Period" (Annuity Form 4 above) and "Annuity for a Guaranteed Period" (Annuity Form 5 above). Full Surrenders on Annuity Forms 2 and 4 are only available under the Living Needs Benefit. In addition, the Surrender feature and Living Needs Benefit may not be available based on limitations of your Plan and is only offered where permitted by state regulations.

Surrenders may have tax consequences. Please see page 27 of this prospectus and consult your tax advisor for more details.

Death Benefit
================================================================================
The death benefit feature provides protection for your Beneficiary. Your Beneficiary is the person(s) or entity you name to receive any death benefit payable by us. You name the Beneficiary at the time the Certificate is issued and you may change it at a later date. If your Form of Annuity has a Contingent Annuitant, after your death the Contingent Annuitant may name or change the Beneficiary. Generally, in order to initiate a death claim, your Beneficiary must provide an acceptable request, which includes the appropriate form and acceptable proof of the Annuitant's death, to Prudential at our Processing Office.

Death Before First Payment Date
----- ------ ----- ------- ----
For details on the death benefit payable if you and/or your Contingent Annuitant (if applicable) die prior to the First Payment Date, please see the "Death Benefit - Benefit before the First Payment Date" beneath the description of each Form of Annuity starting on page 19.

Death After First Payment Date.
----- ----- ----- ------- -----
If you have chosen form 2, 4, 5 or 6 as your Form of Annuity, your Beneficiary will be entitled to the death benefit that corresponds with the form you have selected. See "Death Benefit - Benefit after the First Payment Date" beneath the description of such Forms of Annuity starting on page 19.

Rights as a Beneficiary
------ -- - -----------
If you have chosen form 2, 4, 5 or 6 as your Form of Annuity, your Beneficiary may, within 60 days of providing acceptable proof of death, and other required information, to our Processing Office, elect one of the following death benefit pay-outs:

Choice 1. Lump sum payment of the death benefit. If the Beneficiary does not choose this pay-out choice within sixty days, the Beneficiary will automatically receive choice 2. The lump sum payment will be calculated as follows:

     Variable Payment Option
     ------------------------
     The variable portion of the death benefit is determined by discounting all the remaining Income Payments scheduled to be made during the guaranteed period. For purposes of calculation only, we will assume that all future Income Payments would have an Annuity Unit Value equal to the values on the Valuation Date that the death claim was received. We will discount the payments using the AIR as the discount rate.

     Fixed Payment Option
     --------------------
     The fixed dollar portion of the death benefit will be determined by discounting the value of your remaining guaranteed payments. We will discount the payments at a rate that reflects the interest rate that was used on the Annuity Effective Date to calculate the amount of the fixed Income Payments.

Choice 2.  Continue monthly annuity payments in your chosen payment form.

-------------------------------------------------------------------------------
Provider Conversion
-------------------------------------------------------------------------------
Since 1962, Prudential has issued variable income annuities to participants in qualified defined benefit and defined contribution plans. The investment performance of the following separate accounts has been used to determine the payments due under these annuities: VCA-IF, VCA-6 and VCA-2. Under the current contracts governing these separate account products, annuitants receiving monthly payments based upon the performance of one of these separate accounts could not select any other account to determine their monthly income payments.

Provider Conversion is designed to give these existing annuitants investment choice. Holders of existing variable annuities can convert their rights under their annuity certificates into a Certificate governed by a Provider Conversion Contract. Provider Conversion Contracts make available as many as 25 Subaccounts for Certificate Holders to choose from.

This part of this prospectus describes Provider Conversion Annuities, which will govern your variable annuity if you decide to convert. If your existing annuity payment has a fixed-payment component, that component will not change.

Process for Conversion
================================================================================
Provider Conversion is available if the sponsor of your defined benefit or defined contribution plan agrees to amend the contract governing your current variable annuity. Such amendment is referred to as the Provider Conversion Contract.

Once the Contract is signed by such sponsor (or its successor or designee), then you must decide whether you want to convert your existing variable annuity into a Provider Conversion Annuity. You are under no obligation to do so. You may continue to hold your existing annuity.

Please note that neither VCA-IF, VCA-6 nor VCA-2 are available as Subaccounts under Provider Conversion. If you prefer to receive monthly payments based upon the account currently determining your annuity income payments, you should not convert to Provider Conversion.

If you decide to convert to Provider Conversion, you must relinquish all of your interest in your existing variable annuity. You can do so by signing forms supplied by us and delivering them in acceptable form to our Processing Office. At that time, you will also select from among the Subaccounts available to you. See the text starting on page 10 for details concerning Subaccounts.

If you convert to Provider Conversion, you cannot convert back to your existing annuity.

There will be a limited period of time during which you will be permitted to convert from your existing variable annuity to Provider Conversion. We expect such period to be approximately 90 days after your sponsor has signed the Provider Conversion Contract. There will also be a limited period of time during which your plan sponsor will be permitted to sign a Provider Conversion Contract. We expect such period to be approximately 90 days after we contact the plan sponsor and explain Provider Conversion to them. We reserve the right to extend such periods on a case by case basis.

Fee and Expense Considerations
================================================================================
When you (or your plan sponsor) originally purchased your existing variable annuity, the number of annuity units credited to your annuity certificate was calculated so that you pre-paid all future investment management fees and other fund expenses associated with VCA-IF, VCA-6 or VCA-2, as the case may be. The amount pre-paid equaled a 0.25% (25 basis points) per annum deduction for such expenses. For some contracts, the pre-paid amount was less.

If you decide to convert to Provider Conversion, we will give you a credit of at least 25 basis points to reflect your original pre-payment of investment management fees and other investment fund expenses. A greater credit will be given if a greater pre-payment was made. The credit will take the form of a 0.25% reduction in the Assumed Investment Return associated with your Provider Conversion annuity compared to the assumed investment return associated with your current variable annuity.

Please note that each of the Portfolios incurs both investment management fees and other expenses, as more fully disclosed in the text starting on page 8. All of the Portfolios will pay investment management fees and other expense that exceed 0.25%. Consequently, if you convert from your existing variable annuity to Provider Conversion, you will be paying more in Portfolio fees and expenses than if you did not convert.

You must decide whether the increase fees associated with Provider Conversion are worth the benefits associated with having 25 Subaccounts, rather than one separate account, available to determine your monthly Income Payments. We cannot guarantee that the subaccounts available under Provider Conversion will provide a greater monthly Income Payment than your current variable annuity.

No Insurance and Administration charges will be imposed after you convert to Provider Conversion, because these charges were pre-paid when you annuitized.

Your Form of Annuity
================================================================================
After converting to Provider Conversion, your Form of Annuity will be the same as your existing annuity form. Your existing annuity form was chosen upon annuitization. Your existing annuity form may be different than the Forms of Annuities described in this prospectus. For details on your annuity form, please refer to your certificate or consult us at 800-XXX-XXXX. The annuitant (and any contingent annuitant) under your current variable annuity cannot be changed.

Your Assumed Investment Return
================================================================================
The AIR governing your Provider Conversion Annuity will equal the assumed investment return governing your current variable annuity, minus 0.25% (25 basis points). This reduction in the assumed investment return is favorable to you. The reduction lowers, by 0.25%, the minimum return on the Portfolio, net of fees, that is necessary before your monthly Income Payments increase. See "Fee and Expense Considerations" above.

Other Information About Provider Conversion
================================================================================
Variable Payment Option

  When you decide to convert to a Provider Conversion Annuity, you are converting to the Variable Investment Option. There is no Fixed Investment
  Option under Provider Conversion.   You can choose to allocate the value under
  your current variable annuity among as many as 25 Subaccounts. Thereafter, you may re-allocate once per calendar month. All of these Subaccounts may not be available to you due to Contract limitations. Your allocation to a particular Subaccount can range in whole percentages from 0% to 100%. Upon allocation to a Subaccount, Annuity Units of that Subaccount will be credited to you. Your monthly Income Payment will vary based on the change in the Annuity Unit Value of the Annuity Units credited to you. For additional details on the Subaccounts, please see page 10 of this prospectus.

Determining the Number of Annuity Units
  On the Business Day an acceptable conversion request is received at our Processing Office, we will calculate the initial number of Annuity Units to be credited to your annuity by:

     * First, multiplying the number of annuity units of VCA-IF, VCA-6 or VC-2, as the case may be, currently credited to you, times such account's annuity unit value to determine the monthly value, as of such Business Day, of the existing annuity,
     * Then, allocating a portion of such value to each Subaccount selected by you,
     * Then, dividing each allocation by the Annuity Unit Value corresponding to each Subaccount on such Business Date.

  This calculation will result in the number of Annuity Units credited for each Subaccount.

Your Variable Income Payments
  The effect of converting to Provider Conversion will be delayed by one monthly payment. So if your conversion request is processed on July 15/th/, the monthly Income Payment due in September will be based upon the new Subaccounts you have chosen. Your August 1/st/ payment will be based on VCA-IF, VCA-6 or VCA-2, as applicable.

  Your Provider Conversion monthly payments will be calculated as follows. For each Subaccount selected by you, we will multiply the number of Annuity Units times the Annuity Unit Value on the Valuation Date. The result is the amount of your variable Income Payment derived from such Subaccount. The sum of such amounts for all Subaccounts you have selected will equal your variable Income Payment. The dollar amount of your Income Payment will vary from one payment date to the next depending on the change in the Annuity Unit Value of the Subaccounts you have chosen. Calculation of Annuity Unit Values is described below. The Valuation Date for Provider Conversion, as with you existing annuity, will be the last Business Day of the second month before the monthly payment date. For example, for payments due on September 1/st/, the Valuation Date will be the last Business Day in July.

Calculating the Annuity Unit Values
  Every Valuation Date we determine the Annuity Unit Value for each Annuity Unit. Each Subaccount has distinctive Annuity Units and Annuity Unit Values. We calculate the Annuity Unit Value of each Subaccount in the following manner:

     *   First, we start with Annuity Unit Value as of the last Valuation Date,

     * Next, we determine the change in the Portfolio's value which reflects investment experience and applicable fees since the last Valuation Date,

     *   Finally, we multiply that result by an adjustment based on the AIR.

--------------------------------------------------------------------------------
 Tax Considerations
--------------------------------------------------------------------------------

Income Taxes
================================================================================
The following discussion is general in nature. It is not intended as tax advice. It describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The Contract Owners and Certificate Holders should consult a qualified tax adviser for complete information and for advice.

Provider Annuities and Tax Favored Plans
================================================================================
The Contract may be used in connection with qualified pension and profit sharing plans, traditional Group IRAs, Section 403(b) annuity plans, and Section 457 deferred compensation plans. You should be aware that these types of tax favored plans generally provide tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax deferral benefits.

We do not determine whether your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 ("ERISA"). The Code and ERISA are complex statutes and you and the Contract Owner are advised to consult a qualified tax adviser. In general, assuming that the requirements and limitation of the Code and ERISA applicable to a particular type of plan are adhered to, federal income tax is not imposed upon the investment income and gains earned by the Separate Account and Subaccounts until a distribution or Surrender is received. When a distribution or Surrender is received, as a monthly payment or a lump sum, all or a portion of the distribution or Surrender is normally taxable as ordinary income. In some cases, the tax on Surrenders may be limited by a special income-averaging rule. The impact of federal income taxation depends upon the type of retirement plan. Careful review of the provisions of the Code applicable to your particular type of plan is necessary.

Section 457 Plans - Only the Provider Select Annuity Contract can be used in connection with deferred compensation plans of state and local governments or tax exempts entities, known as Section 457 Plans (after the section of the Code that governs their structure). Tax exempt organizations or governmental employers considering the use of the Contract to provide deferred compensation to their employees should consult with a qualified tax adviser concerning the applicability of Section 457 to their plans as well as the specific requirements of the Code.

Contributions Limits/Rollovers
================================================================================
Because of the way the Provider Direct Contract is designed, you may only purchase the annuity with a "rollover" of amounts from a qualified retirement plan. Your rollover must be a minimum of $25,000. The "rollover" rules under the

Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution.

Minimum Required Distributions
================================================================================
Distributions from traditional IRAs, qualified pension and profit sharing plans,
Section 403(b) annuities, and Section 457 plans, must meet certain minimum required distribution rules. In the case of IRAs, distributions must begin by April 1 following the year in which the Annuitant attains age 701/2. The rule is the same for distributions to Annuitants under qualified pension and profit sharing plans who are 5 percent owners of the employer/plan sponsor. For Annuitants under qualified pension and profit sharing plans who are not 5 percent owners, for Annuitants under a Section 403(b) annuity, or for Annuitants participating in a Section 457 plan, distributions must begin by April 1 following the year in which the Annuitant attains age 701/2, or if later, April 1 following the year in which the Annuitant retires.

If you select an Annuity with a guaranteed period, the guaranteed period may not exceed your life expectancy, or, in the case of a joint and survivor Annuity with a guaranteed period, the joint life expectancies of you and your Contingent Annuitant. If your Contingent Annuitant is not your spouse, for purposes of calculating the minimum required distribution, the life expectancy of the Contingent Annuitant may be limited under the minimum distribution incidental benefit rules. If the Annuity is purchased by a Section 457 Plan, and distribution does not begin before your death, entire amount otherwise payable with respect to you must be paid over a period not to exceed 15 years, unless your surviving spouse is the Contingent Annuitant or Beneficiary, in which case the benefit may be paid over his or her life expectancy.

The above discussion on minimum distribution rules is a summary of the general rules of application. Numerous exceptions and special rules exist. You and the Contract Owner should seek advice from a qualified tax advisor.

Annuity Qualification
================================================================================
This discussion assumes the Contracts will be treated as annuity contracts for federal income tax purposes. To qualify for the tax rules applicable to annuity contracts, the assets underlying the Contracts must be diversified according to certain rules. Tax rules also require that Prudential must have sufficient control over the underlying assets to be treated as the owner of the underlying assets for tax purposes. Treasury Department regulations do not provide guidance concerning the extent to which Annuitants may direct investments in the particular Subaccounts without causing Annuitants, instead of Prudential, to be considered the owner of the underlying assets. The ownership rights under the Contract are similar to, but different in certain aspects from, those addressed by the Internal Revenue Service in rulings holding that the insurance company was the owner of the assets. For example, Annuitants have the choice of more Portfolios and the ability to reallocate amounts among available Subaccounts more frequently than in the rulings. While we believe that Prudential will be treated as the owner of the assets of the Separate Account, it is possible that the Annuitants may be considered to own the assets. Because of these uncertainties, Prudential reserves the right to make any changes it deems necessary to assure that the Contracts qualify as annuity Contracts for tax purposes. Any such changes will apply uniformly to affected Annuitants and will be made with such notice to affected Annuitants as is feasible under the circumstances.

Withholding
================================================================================
The Code requires a mandatory 20% federal income tax withholding for certain distributions from a Section 403(b) tax deferred annuity or qualified retirement plan, unless the distribution is an eligible rollover contribution that is "directly" rolled into another qualified plan, IRA or Section 403(b) plan. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

* For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions; and

*  For all other distributions, we will withhold at a 10% rate.

If the distribution is eligible, we will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax adviser to find out more information on your potential liability if you fail to pay such taxes.

If amounts are received under a Contract used in connection with a Section 457 plan, distributions are treated as wages for federal income tax purposes and are subject to general wage withholding requirements.

ERISA Disclosure/Requirements
================================================================================
ERISA and the Code prevent a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a
result of the sale of the Contract.   Administrative exemptions under ERISA
generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person choosing the Contract. This information has to do primarily with the fees, charges, discounts and other costs related to the Contract, as well as any commissions paid to any agent selling the Contract.

Information about any applicable fees, charges, discounts, penalties or adjustments may be found under "Expenses" starting on page 29.

Information about sales representatives and commissions may be found under "Other Information" and "Sale and Distribution of the Contract" on page 31.

In addition, other relevant information required by the exemptions is contained in the Contract and accompanying documentation. Please consult your tax adviser if you have any additional questions.

Additional Information
================================================================================
In connection with Provider Direct, additional information about federal tax law requirements applicable to tax favored plans will be provided in an "IRA Disclosure Statement". Please call XXX-XXX-XXXX for a copy. Otherwise, one will accompany or be preceded by your Certificate.

--------------------------------------------------------------------------------
    Charges and Deductions
--------------------------------------------------------------------------------
There are charges, other expenses and taxes associated with the annuity that affect your monthly Income Payment. These charges and deductions are described in this section.

Premium Taxes
================================================================================
Certain states and other jurisdictions impose premium taxes or similar assessments at the time an annuity is purchased. We will deduct the applicable premium tax from your Premium before crediting your Premium. No additional premium taxes are due for Provider Conversion Annuitants.

Insurance and Administration Charge
================================================================================
When calculating the Annuity Unit Value, we deduct an Insurance and Administration charge on a daily basis. We may offer different rates to different groups based on our evaluation of the expenses and risks involved with the Contract. The maximum we will charge for any group will be an effective annual rate of 1.25%. The charge compensates us for:

     .    the expenses we incur in administering the Contracts and Certificates,
     . assuming the risk we that we will have to make payments longer than we anticipate, and
     . the risk that the charges we make will not be sufficient to cover our expenses in the future.

We will realize a profit from the charge to the extent the charge is not needed to provide for benefits and expense under the Contract. If the Insurance and Administration charge is not sufficient to cover our expenses, then we will bear the loss. We may use any profits from this charge to pay for the costs of distributing the Contracts and Certificates.

There is no daily Insurance and Administration charge for allocations to the Fixed Payment Option.

The Provider Conversion Annuity was specifically designed for annuitants currently in pay status converting from an existing Prudential qualified group variable annuity. Because a mortality and expense risk charge was paid in full upon annuitization under the original contract, no Insurance and Administration charge will be imposed under Provider Conversion Annuities.

Exchange Fee
================================================================================
No fee is assessed for exchanges between the available Subaccounts. However, we have reserved the right to charge a fee, not to exceed $200 per exchange, for transfers from the Variable Payment Option to the Fixed Payment Option. Any such fee would be deducted at the time of the transfer.

Surrender Fee
================================================================================
A Surrender fee may apply if you exercise the Surrender feature available under your Contract and Form of Annuity (for details see page 21 of this prospectus). The amount of the Surrender fee varies with the number of anniversary dates that have elapsed since your Annuity Effective Date. The Surrender fee is a percentage, shown below, of the amount withdrawn.

                =================================================
                  Certificate Anniversaries             Fee
                          2 or fewer                      7%
                              3                           6%
                              4                           5%
                              5                           4%
                              6                           3%
                              7                           2%
                              8                           1%
                          9 or more                       0%
                =================================================

Maintenance Fee
================================================================================
Although we do not currently charge any maintenance fee, we reserve the right to change such a fee to compensate us for part of the documentation costs associated with Provider Annuities. If we add a maintenance fee, it will not exceed $4.00 per Certificate Holder per month. Prudential also reserves the right, after notice to you, to establish from time to time a preferred means of delivering to you statements, confirmations, prospectuses, annual and semi-annual reports and/or other communications. If we establish a preferred means, and if you maintain any necessary consents to our use of such preferred means, then you will not have to pay this fee.

Investment Management and Other Expenses
================================================================================
There are fees and expenses incurred in the operation of the Portfolios. These expenses are charged daily to the Portfolios and are reflected in the Annuity Unit Values. You can review details about investment management fees and other Portfolio expenses in the fee tables starting on page 8 and in the accompanying prospectuses for the Portfolios and the related statements of additional information.

Other Taxes
================================================================================
Prudential does not expect to incur Federal, state or local taxes on the Portfolios' earnings or capital gains attributable to the Prudential Provider Separate Account. However, if we do incur such taxes in the future, we reserve the right to charge such taxes to the Separate Account. These charges would be reflected in the Annuity Unit Value.

--------------------------------------------------------------------------------
Other Important Information
--------------------------------------------------------------------------------
Maximum Issue Age
================================================================================
Generally, we do not issue annuities to anyone who is over the age of 80, but we reserve the right to increase or decrease this age.

Suspension and Postponement of Payments or Exchanges
================================================================================
We may postpone variable Income Payments, and suspend your right to exchange from one Subaccount to another, to make Surrenders and to receive lump sum death benefits, for any period when:

* The New York Stock Exchange is closed (in addition to customary weekend and holiday closings);

* Trading on the New York Stock Exchange or any other significant capital market is restricted;

* An emergency exists during which the market value of shares of a Portfolio cannot be reasonably determined or for other reasons we cannot reasonably determine an Annuity Unit Value; or

* The Securities and Exchange Commission, by order, permits suspension or postponement of transfers and Surrenders for your protection.

Performance Reporting
================================================================================
We may depict performance information for the Subaccounts in advertising and reports to current and prospective Annuitants. Performance information is based on the historical investment experience of the Portfolios, adjusted to take applicable charges into account, and does not indicate or represent future performance.

Total returns are based on the overall dollar or percentage change in value of a hypothetical investment over a stipulated period. Total return quotations reflect changes in unit values and the deduction of applicable charges.

A cumulative total return reflects performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period.

Sale and Distribution of the Contract
================================================================================
All Provider Annuities are sold through licensed sales representatives. Prudential Investment Management Services LLC ("PIMS"), 100 Mulberry Street, Newark, New Jersey 07102, acts as distributor of the contracts. PIMS is an indirect wholly-owned subsidiary of Prudential. It is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Act of 1934, and is a member of the National Association of Securities Dealers, Inc.

Commissions for the sale of the Contracts may be paid to Prudential representatives and to other independent broker-dealers who sell the Contract and do not reduce the amount of your Income Payments. Representatives may receive up-front commissions and/or trailing commission payments for specified periods of time. No commissions will be paid in connection with the sale of Provider Conversion.

--------------------------------------------------------------------------------
                                   Appendix

Illustrations of Provider Direct and Provider Select Annuities
--------------------------------------------------------------------------------
We have prepared the following tables to show how investment performance, and other features of the Provider, affect your Income Payments over an extended period of time. Allocations to both the Variable Payment Option and the Fixed Payment Option are illustrated.

These illustrations apply to Provider Direct and Provider Select, but not to Provider Conversion.

Some terms used in this part of the prospectus are defined below.

How your Choices Impact your Provider Annuity Payments
------------------------------------------------------
Your actual variable Income Payments will depend chiefly upon the Net Variable Return on the Subaccounts you select. In addition to the impact of investment performance, the cumulative payments that you actually receive will depend on how long you live and the Form of Annuity you choose.

The actual amount of your variable Income Payment is also impacted by the Assumed Investment Return or AIR. Provider Annuities offer you a choice of a 3%, 4 1/2 % or 6% AIR. You choose the AIR at the time of purchase, unless your Contract Owner has chosen it for you. Your Income Payment will increase from one payment date to the next if the Net Variable Return (as defined below) during that time is greater than the AIR. It will decrease if the Net Variable Return is less than the AIR.

Your fixed Income Payment is calculated when you initially allocate your premium, and will generally remain constant for the duration of your annuity. Your fixed Income Payment will only increase if, (1) you are eligible and have chosen to elect the automatic escalator feature (details on page 16 of this prospectus), or (2) you have chosen to exchange all or a portion of your variable Income Payment for a fixed Income Payment. Your fixed Income Payment will only decrease if you elect to Surrender a portion of your Fixed Payment Option.

Actual Returns will be Different
--------------------------------
The tables show hypothetical returns. We do not guarantee that you will earn these returns over any period of time. The tables are for illustrative purposes only and do not reflect past or future investment performance of any Provider Subaccount or Portfolio.

Actual returns will be different than illustrated returns because the actual investment returns of the Subaccounts you select cannot be predicted. Also, actual returns will fluctuate over time, unlike the steadily increasing or decreasing returns shown in Tables 1 through 7.

Special Terms used in this Appendix
-----------------------------------
The following terms are used in this Appendix:

"Gross Variable Return" means the annualized total return generated by a hypothetical portfolio. These returns are before any portfolio or separate account fees. These returns are not actual returns of any Portfolio available through this product.

"Net Variable Return" means the Gross Variable Return reduced (1) by portfolio fees and other expenses of 0.93% per annum (which equals the average of the total Portfolio expenses (after reimbursements) shown in the Summary of Charges and Deduction on page 8 and (2) by a separate account fee of 1.25% per annum (which equals the Insurance and Administration Charge applicable to each Subaccount).

"Cumulative Payments" means the sum of monthly payments made through the date indicated in the following Tables.

"Maximum Surrender Value" means the lump-sum amount payable upon surrender of Annuity Forms having guaranteed periods. The amount shown reflects the deduction of Surrender fees (calculated as described in this prospectus) and the contractual limit that at least $100.00 of monthly Income Payments remain after surrender.

"Death Benefit" means the lump-sum amount payable upon the death of the Annuitant, assuming the Beneficiary has elected such lump-sum within 60 days after the Annuitant's (or Contingent Annuitant's) death.

What the Tables Show
--------------------
The accompanying Tables illustrate Income Payments using hypothetical performance (Tables 1 to 7) and the performance of the Standard & Poor's 500 index (Table 8).

Tables 1 through 7

Each of the Tables illustrate the dollar value of an initial monthly Income Payment with a $100,000 Premium Payment. To ease comparability, the age and sex of the Annuitant, the Annuity Effective Date and the First Payment Date are the same in each Table.

Each Table also shows three monthly payments scenarios, each based upon three different Gross Variable Returns. Every Table shows a Gross Variable Return of 0% and 12%. Although every table also has a middle return, the percentage return is not the same in every Table. The percentage return for the middle "case" is calibrated so that the Net Variable Return equals the AIR shown for that Table. When the Net Variable Return equals the Assumed Investment Return, the monthly payment does not change.

The available Surrender value and death benefit for any given year is also shown.

Tables 1, 2 and 3 illustrate the impact that choosing an Annuity Form will have on your initial and subsequent Income Payments. In each of these illustrations, the Annuitant has an AIR of 4 1/2 %. All of his Premium Payment was allocated to the Variable Payment Option.

Tables 2,4 and 5 illustrate the impact that choosing the AIR will have on your initial and subsequent Income Payments. In each of these illustrations, the Annuitant has a Single Life Annuity with a Guaranteed Period of 15 years. All of his Premium Payment was allocated to the Variable Payment Option.

Tables 2 and 6 illustrate the impact that choosing between the Variable
     Payment Option and the Fixed Payment Option will have on your initial and subsequent Income Payments. In each of these illustrations, the Annuitant has a Single Life Annuity with a Guaranteed Period of 15 years and an AIR of 4 1/2%.

Table 7 illustrates the impact of exercising your Surrender option. Again, the Annuitant has a single Life Annuity with a Guaranteed Period of 15 years and an AIR of 4 1/2 %.


Upon request, we will furnish a customized illustration based on your individual circumstances and choice of annuity options.

Table 8

Table 8 illustrates the payments that would have been made over the past 15 years under an "Annuity for a Guaranteed Period" (form 5) for 15 years assuming that the Portfolios chosen for the Variable Payment Option provided a return exactly matching the performance of the Standard & Poor's 500 Composite Stock Price Index (less estimated expenses) and that the Fixed Payment Option was calculated using a 10% interest rate (an estimate of the interest rate that would have been used in 1986).

                                    TABLE 1

     Annuitant:                            John Smith            Annuity Effective Date:                   7/1/2001

     Sex:                                  Male                  First Payment Date:                       8/1/2001

     Date of Birth:                        6/15/1936             Premium Payment:                          $100,000.00

     Form of Annuity:                      Single Life Annuity   Assumed Investment Return (AIR):          4 1/2%

     Guaranteed Period (in years):         0                     Variable/Fixed Premium Allocation:        100% Variable

John has chosen a "Single Life Annuity" (form 1). Since he has elected not to have a guaranteed period, there are no Surrender rights and there is no death benefit. Income Payments are paid to John beginning at age 65 for as long he lives. As you can see, if the Portfolios John selects each have a Gross Variable Return of 6.80% and if John dies on August 2/nd/ at the age of 78 (after 13 years of payments), his Cumulative Payments exceeds the Premium Payment. However, if John lives for 13 more years, he has been paid an amount that is twice his Premium Payment.

Notice that John's initial monthly Income Payment is higher here than in Table 2, because here John has not selected an Annuity Form with a guaranteed period.

                              Hypothetical Income

                        -------------------------------------------------------------------------------------------------------
                        Gross Variable Return:             0%               Gross Variable Return:            6.80%
                        Net Variable Return:           -2.16%               Net Variable Return:              4.50%
                        -------------------------------------------------------------------------------------------------------
                                                       Maximum                                               Maximum
                        Monthly Income   Cumulative   Surrender    Death    Monthly Income   Cumulative     Surrender    Death
Year   Age     Date        Payment        Payments      Value     Benefit      Payment        Payments        Value     Benefit
  1    65    8/1/2001      $640.76       $    640.76    $0.00      $0.00       $644.35       $    644.35      $0.00      $0.00
  2    66    8/1/2002      $599.94       $  8,061.88    $0.00      $0.00       $644.35       $  8,376.55      $0.00      $0.00
  3    67    8/1/2003      $561.72       $ 15,010.25    $0.00      $0.00       $644.35       $ 16,108.75      $0.00      $0.00
  4    68    8/1/2004      $525.94       $ 21,515.95    $0.00      $0.00       $644.35       $ 23,840.95      $0.00      $0.00
  5    69    8/1/2005      $492.44       $ 27,607.26    $0.00      $0.00       $644.35       $ 31,573.15      $0.00      $0.00

  6    70    8/1/2006      $461.07       $ 33,310.62    $0.00      $0.00       $644.35       $ 39,305.35      $0.00      $0.00
  7    71    8/1/2007      $431.71       $ 38,650.70    $0.00      $0.00       $644.35       $ 47,037.55      $0.00      $0.00
  8    72    8/1/2008      $404.21       $ 43,650.67    $0.00      $0.00       $644.35       $ 54,769.75      $0.00      $0.00
  9    73    8/1/2009      $378.47       $ 48,332.18    $0.00      $0.00       $644.35       $ 62,501.95      $0.00      $0.00
 10    74    8/1/2010      $354.36       $ 52,715.50    $0.00      $0.00       $644.35       $ 70,234.15      $0.00      $0.00

 11    75    8/1/2011      $331.78       $ 56,819.46    $0.00      $0.00       $644.35       $ 77,966.35      $0.00      $0.00
 12    76    8/1/2012      $310.62       $ 60,661.95    $0.00      $0.00       $644.35       $ 85,698.55      $0.00      $0.00
 13    77    8/1/2013      $290.83       $ 64,259.50    $0.00      $0.00       $644.35       $ 93,430.75      $0.00      $0.00
 14    78    8/1/2014      $272.31       $ 67,627.91    $0.00      $0.00       $644.35       $101,162.95      $0.00      $0.00
 15    79    8/1/2015      $254.96       $ 70,781.72    $0.00      $0.00       $644.35       $108,895.15      $0.00      $0.00

 16    80    8/1/2016      $238.73       $ 73,734.68    $0.00      $0.00       $644.35       $116,627.35      $0.00      $0.00
 17    81    8/1/2017      $223.52       $ 76,499.58    $0.00      $0.00       $644.35       $124,359.55      $0.00      $0.00
 18    82    8/1/2018      $209.28       $ 79,088.32    $0.00      $0.00       $644.35       $132,091.75      $0.00      $0.00
 19    83    8/1/2019      $195.95       $ 81,512.19    $0.00      $0.00       $644.35       $139,823.95      $0.00      $0.00
 20    84    8/1/2020      $183.47       $ 83,781.65    $0.00      $0.00       $644.35       $147,556.15      $0.00      $0.00

 21    85    8/1/2021      $171.78       $ 85,906.55    $0.00      $0.00       $644.35       $155,288.35      $0.00      $0.00
 22    86    8/1/2022      $160.86       $ 87,896.20    $0.00      $0.00       $644.35       $163,020.55      $0.00      $0.00
 23    87    8/1/2023      $150.60       $ 89,759.13    $0.00      $0.00       $644.35       $170,752.75      $0.00      $0.00
 24    88    8/1/2024      $141.01       $ 91,503.41    $0.00      $0.00       $644.35       $178,484.95      $0.00      $0.00
 25    89    8/1/2025      $132.03       $ 93,136.59    $0.00      $0.00       $644.35       $186,217.15      $0.00      $0.00

 26    90    8/1/2026      $123.63       $ 94,665.80    $0.00      $0.00       $644.35       $193,949.35      $0.00      $0.00
 27    91    8/1/2027      $115.75       $ 96,097.61    $0.00      $0.00       $644.35       $201,681.55      $0.00      $0.00
 28    92    8/1/2028      $108.37       $ 97,438.19    $0.00      $0.00       $644.35       $209,413.75      $0.00      $0.00
 29    93    8/1/2029      $101.47       $ 98,693.33    $0.00      $0.00       $644.35       $217,145.95      $0.00      $0.00
 30    94    8/1/2030      $ 95.00       $ 99,868.47    $0.00      $0.00       $644.35       $224,878.15      $0.00      $0.00

 31    95    8/1/2031      $ 88.95       $100,968.73    $0.00      $0.00       $644.35       $232,610.35      $0.00      $0.00

                  -------------------------------------------------------
                  Gross Variable Return:               12.00%
                  Net Variable Return:                  9.59%
                  -------------------------------------------------------
                                                       Maximum
                        Monthly Income   Cumulative   Surrender    Death
Year   Age     Date        Payment        Payments      Value     Benefit
  1    65    8/1/2001      $  646.96     $    646.96    $0.00      $0.00
  2    66    8/1/2002      $  678.46     $  8,613.80    $0.00      $0.00
  3    67    8/1/2003      $  711.47     $ 16,968.28    $0.00      $0.00
  4    68    8/1/2004      $  746.10     $ 25,729.35    $0.00      $0.00
  5    69    8/1/2005      $  782.41     $ 34,916.84    $0.00      $0.00

  6    70    8/1/2006      $  820.48     $ 44,551.42    $0.00      $0.00
  7    71    8/1/2007      $  860.41     $ 54,654.86    $0.00      $0.00
  8    72    8/1/2008      $  902.28     $ 65,249.92    $0.00      $0.00
  9    73    8/1/2009      $  946.19     $ 76,360.61    $0.00      $0.00
 10    74    8/1/2010      $  992.22     $ 88,011.88    $0.00      $0.00

 11    75    8/1/2011      $1,040.51     $100,230.13    $0.00      $0.00
 12    76    8/1/2012      $1,091.14     $113,042.93    $0.00      $0.00
 13    77    8/1/2013      $1,144.24     $126,479.28    $0.00      $0.00
 14    78    8/1/2014      $1,199.92     $140,569.49    $0.00      $0.00
 15    79    8/1/2015      $1,258.31     $155,345.38    $0.00      $0.00

 16    80    8/1/2016      $1,319.51     $170,840.04    $0.00      $0.00
 17    81    8/1/2017      $1,383.74     $187,088.66    $0.00      $0.00
 18    82    8/1/2018      $1,451.07     $204,128.03    $0.00      $0.00
 19    83    8/1/2019      $1,521.69     $221,996.59    $0.00      $0.00
 20    84    8/1/2020      $1,595.75     $240,734.76    $0.00      $0.00

 21    85    8/1/2021      $1,673.41     $260,384.89    $0.00      $0.00
 22    86    8/1/2022      $1,754.86     $280,991.38    $0.00      $0.00
 23    87    8/1/2023      $1,840.26     $302,600.77    $0.00      $0.00
 24    88    8/1/2024      $1,929.84     $325,261.87    $0.00      $0.00
 25    89    8/1/2025      $2,023.76     $349,026.04    $0.00      $0.00

 26    90    8/1/2026      $2,122.25     $373,946.69    $0.00      $0.00
 27    91    8/1/2027      $2,225.53     $400,080.08    $0.00      $0.00
 28    92    8/1/2028      $2,333.84     $427,485.39    $0.00      $0.00
 29    93    8/1/2029      $2,447.42     $456,224.40    $0.00      $0.00
 30    94    8/1/2030      $2,566.51     $486,361.98    $0.00      $0.00

 31    95    8/1/2031      $2,691.40     $517,965.95    $0.00      $0.00

                                                           TABLE 2

  Annuitant:                           John Smith                          Annuity Effective Date:                 7/1/2001
  Sex:                                 Male                                First Payment Date:                     8/1/2001
  Date of Birth:                       6/15/1936                           Premium Payment:                        $100,000.00
  Form of Annuity:                     Single Life Annuity with a          Assumed Investment Return (AIR):        41/2%
                                       Guaranteed Period

  Guaranteed Period (in years):        15                                  Variable/Fixed Premium Allocation:      100% Variable

John has chosen a "Single Life Annuity with a Guaranteed Period" (form 2) for 15 years (180 months). Since he has elected a guaranteed period, he has Surrender rights and a death benefit. Income Payments are paid to John beginning at age 65 for as long he lives, but not less than 15 years. As you can see, if the Portfolios John selects have a Gross Variable Return of 6.80% and if John dies on August 2nd at age 70 (after 5 years of payments), he would have received $36,523.75 in Cumulative Payments. His Beneficiary would be entitled to receive either 10 more years of monthly Income Payments or lump sum death benefit of $58,229.35.

Notice that John has chosen a 4 1/2 % AIR. In order for his monthly payments to stay the same (or increase), the Gross Portfolio Return on the Portfolios he selects must equal (or exceed) 6.80%.

                                                            Hypothetical Income

                          ----------------------------------------------------------------------------------------------------------
                           Gross Variable Return:                  0%                          Gross Variable Return:       6.80%
                           Net Variable Return:                  -2.16%                        Net Variable Return:         4.50%
                          ----------------------------------------------------------------------------------------------------------
                          ----------------------------------------------------------------------------------------------------------
                                                                 Maximum
                            Monthly Income     Cumulative       Surrender                         Monthly Income  Cumulative
 Year    Age       Date       Payment           Payments          Value          Death Benefit        Payment       Payments
   1     65      8/1/2001       $595.41          $   595.41       $56,514.50       $78,590.99         $598.75       $    598.75
   2     66      8/1/2002       $557.48          $ 7,491.30       $49,877.94       $70,044.00         $598.75       $  7,783.75
   3     67      8/1/2003       $521.97          $13,947.92       $43,757.95       $62,118.30         $598.75       $ 14,968.75
   4     68      8/1/2004       $488.72          $19,993.25       $38,943.47       $54,771.93         $598.75       $ 22,153.75
   5     69      8/1/2005       $457.59          $25,653.53       $34,010.06       $47,966.84         $598.75       $ 29,338.75

   6     70      8/1/2006       $428.43          $30,953.19       $29,414.43       $41,665.47         $598.75       $ 36,523.75
   7     71      8/1/2007       $401.13          $35,915.15       $25,146.62       $35,835.88         $598.75       $ 43,708.75
   8     72      8/1/2008       $375.58          $40,561.03       $21,196.58       $30,447.13         $598.75       $ 50,893.75
   9     73      8/1/2009       $351.66          $44,910.98       $17,553.63       $25,468.78         $598.75       $ 58,078.75
  10     74      8/1/2010       $329.28          $48,984.00       $14,068.91       $20,874.05         $598.75       $ 65,263.75

  11     75      8/1/2011       $308.32          $52,797.79       $10,936.05       $16,635.45         $598.75       $ 72,448.75
  12     76      8/1/2012       $288.67          $56,368.61       $ 8,137.06       $12,728.21         $598.75       $ 79,633.75
  13     77      8/1/2013       $270.29          $59,711.98       $ 5,658.35       $ 9,132.08         $598.75       $ 86,818.75
  14     78      8/1/2014       $253.08          $62,842.46       $ 3,484.44       $ 5,824.91         $598.75       $ 94,003.75
  15     79      8/1/2015       $236.97          $65,773.64       $     0.00       $ 2,787.07         $598.75       $101,188.75

  16     80      8/1/2016       $221.87          $68,518.11       $     0.00       $     0.00         $598.75       $108,373.75
  17     81      8/1/2017       $207.74          $71,087.80       $     0.00       $     0.00         $598.75       $115,558.75
  18     82      8/1/2018       $194.50          $73,493.76       $     0.00       $     0.00         $598.75       $122,743.75
  19     83      8/1/2019       $182.11          $75,746.42       $     0.00       $     0.00         $598.75       $129,928.75
  20     84      8/1/2020       $170.51          $77,855.55       $     0.00       $     0.00         $598.75       $137,113.75

  21     85      8/1/2021       $159.65          $79,830.38       $     0.00       $     0.00         $598.75       $144,298.75
  22     86      8/1/2022       $149.48          $81,679.45       $     0.00       $     0.00         $598.75       $151,483.75
  23     87      8/1/2023       $139.96          $83,410.70       $     0.00       $     0.00         $598.75       $158,668.75
  24     88      8/1/2024       $131.05          $85,031.68       $     0.00       $     0.00         $598.75       $165,853.75
  25     89      8/1/2025       $122.70          $86,549.42       $     0.00       $     0.00         $598.75       $173,038.75

  26     90      8/1/2026       $114.88          $87,970.50       $     0.00       $     0.00         $598.75       $180,223.75
  27     91      8/1/2027       $107.58          $89,301.12       $     0.00       $     0.00         $598.75       $187,408.75
  28     92      8/1/2028       $100.72          $90,547.00       $     0.00       $     0.00         $598.75       $194,593.75
  29     93      8/1/2029       $ 94.31          $91,713.56       $     0.00       $     0.00         $598.75       $201,778.75
  30     94      8/1/2030       $ 88.30          $92,805.84       $     0.00       $     0.00         $598.75       $208,963.75

  31     95      8/1/2031       $ 82.68          $93,828.52       $     0.00       $     0.00         $598.75       $216,148.75



                                                          Hypothetical Income

                             -------------------------------------------------------------------------------------------------------
                             Gross Variable Return:     6.80%          Gross Variable Return:                      12.00%
                             Net Variable Return:       4.50%          Net Variable Return:                        9.59%
                             -------------------------------------------------------------------------------------------------------
                             -------------------------------------------------------------------------------------------------------
                                Maximum
                                Surrender                       Monthly Income   Cumulative   Maximum
 Year    Age       Date         Value            Death Benefit    Payment        Payments     Surrender        Death Benefit
   1     65      8/1/2001       $56,895.51         $79,031.85     $ 601.17      $   601.17       $57,171.57      $79,351.28
   2     66      8/1/2002       $54,377.51         $75,229.33     $ 630.40      $ 8,003.83       $57,828.24      $79,205.96
   3     67      8/1/2003       $51,719.97         $71,255.69     $ 661.06      $ 15,766.49      $58,181.47      $78,671.04
   4     68      8/1/2004       $49,966.70         $67,103.24     $ 693.23      $ 23,906.71      $59,432.07      $77,691.82
   5     69      8/1/2005       $47,435.66         $62,763.93     $ 726.96      $ 32,443.11      $59,629.60      $76,203.53

   6     70      8/1/2006       $44,668.41         $58,229.35     $ 762.34      $ 41,394.94      $59,319.64      $74,138.73
   7     71      8/1/2007       $41,649.38         $53,490.71     $ 799.44      $ 50,782.41      $58,408.51      $71,419.82
   8     72      8/1/2008       $38,361.99         $48,538.84     $ 838.34      $ 60,626.70      $56,790.36      $67,961.67
   9     73      8/1/2009       $34,788.49         $43,364.13     $ 879.14      $ 70,950.10      $54,346.08      $63,671.22
  10     74      8/1/2010       $30,603.94         $37,956.56     $ 921.92      $ 81,775.87      $50,434.06      $58,443.28

  11     75      8/1/2011       $26,182.57         $32,305.65     $  966.80     $ 93,128.50      $45,503.87      $52,163.84
  12     76      8/1/2012       $21,510.35         $26,400.45     $1,013.86     $105,033.77      $39,413.42      $44,703.73
  13     77      8/1/2013       $16,572.33         $20,229.51     $1,063.20     $117,518.43      $32,004.95      $35,921.53
  14     78      8/1/2014       $11,352.67         $13,780.88     $1,114.95     $130,610.78      $23,102.54      $25,661.78
  15     79      8/1/2015       $ 5,834.52         $ 7,042.06     $1,169.20     $144,340.24      $12,507.81      $13,751.28

  16     80      8/1/2016       $     0.00         $     0.00     $1,226.11     $158,737.83      $     0.00      $     0.00
  17     81      8/1/2017       $     0.00         $     0.00     $1,285.75     $173,835.95      $     0.00      $     0.00
  18     82      8/1/2018       $     0.00         $     0.00     $1,348.31     $189,668.57      $     0.00      $     0.00
  19     83      8/1/2019       $     0.00         $     0.00     $1,413.93     $206,271.70      $     0.00      $     0.00
  20     84      8/1/2020       $     0.00         $     0.00     $1,482.73     $223,682.79      $     0.00      $     0.00

  21     85      8/1/2021       $     0.00         $     0.00     $1,554.88     $241,941.14      $     0.00      $     0.00
  22     86      8/1/2022       $     0.00         $     0.00     $1,630.54     $261,087.93      $     0.00      $     0.00
  23     87      8/1/2023       $     0.00         $     0.00     $1,709.90     $281,166.53      $     0.00      $     0.00
  24     88      8/1/2024       $     0.00         $     0.00     $1,793.12     $302,222.29      $     0.00      $     0.00
  25     89      8/1/2025       $     0.00         $     0.00     $1,880.37     $324,302.74      $     0.00      $     0.00

  26     90      8/1/2026       $     0.00         $     0.00     $1,971.87     $347,457.64      $     0.00      $     0.00
  27     91      8/1/2027       $     0.00         $     0.00     $2,067.83     $371,739.27      $     0.00      $     0.00
  28     92      8/1/2028       $     0.00         $     0.00     $2,168.47     $397,202.61      $     0.00      $     0.00
  29     93      8/1/2029       $     0.00         $     0.00     $2,274.01     $423,905.24      $     0.00      $     0.00
  30     94      8/1/2030       $     0.00         $     0.00     $2,384.67     $451,907.42      $     0.00      $     0.00

  31     95      8/1/2031       $     0.00         $     0.00     $2,500.71     $481,272.27      $     0.00      $     0.00

                                    TABLE 3

  Annuitant:                        John Smith                          Annuity Effective Date:                 7/1/2001
  Sex:                              Male                                First Payment Date:                     8/1/2001
  Date of Birth:                    6/15/1936                           Premium Payment:                        $100,000.00
  Form of Annuity:                  Single Life Annuity with a          Assumed Investment Return (AIR):        4 1/2
                                    Guaranteed Period
  Guaranteed Period (in years):     20                                  Variable/Fixed Premium Allocation:      100% Variable

John has chosen a "Single Life Annuity with a Guaranteed Period" (form 2) for 20 years (240 months). Since he has elected a guaranteed period, he has Surrender rights and a death benefit. Income Payments are paid to John beginning at age 65 for as long he lives, but not less than 20 years. As you can see, if John selects Portfolios that have a Gross Variable Return of 6.80% , and if John dies at age 70 (after 5 years of payments), he would have received $34,690.09 in Cumulative Payments. His beneficiary would be entitled to receive either 15 more years of monthly Income Payments or lump sum death benefit of $75,064.09.

Notice that John has selected a 20 year guarantee period. This selection entitles him to a higher payment upon Surrender or entitles his Beneficiary to a higher death benefit than if he had selected a 15 year guarantee period (as illustrated in Table 2). However, in this scenario his initial monthly payment was lower than in Table 2.

                                                                            Hypothetical Income

                            --------------------------------------------------------------------------------------------------------
                            Gross Variable Return:           0%                   Gross Variable Return:      6.80%
                            Net Variable Return:           -2.16%                 Net Variable Return:        4.50%
                            --------------------------------------------------------------------------------------------------------
                             Monthly                   Maximum                    Monthly                 Maximum
                             Income    Cumulative     Surrender                    Income     Cumulative  Surrender
 Year    Age      Date       Payment   Payments         Value      Death Benefit  Payment      Payments    Value     Death Benefit
   1     65     8/1/2001    $565.52    $   565.52     $63,138.47     $90,412.21   $568.69    $    568.69  $63,568.42  $90,919.01
   2     66     8/1/2002    $529.50    $ 7,115.26     $56,593.88     $81,955.11   $568.69    $  7,392.97  $61,757.82  $88,020.87
   3     67     8/1/2003    $495.77    $13,247.83     $50,536.85     $74,094.21   $568.69    $ 14,217.25  $59,848.18  $84,992.30
   4     68     8/1/2004    $464.19    $18,989.74     $45,905.51     $66,791.20   $568.69    $ 21,041.53  $59,077.55  $81,827.45
   5     69     8/1/2005    $434.62    $24,365.85     $41,056.07     $60,008.87   $568.69    $ 27,865.81  $57,505.73  $78,520.18

   6     70     8/1/2006    $406.93    $29,399.51     $36,519.36     $53,712.62   $568.69    $ 34,690.09  $55,766.01  $75,064.09
   7     71     8/1/2007    $381.00    $34,112.46     $32,283.89     $47,870.35   $568.69    $ 41,514.37  $53,847.46  $71,452.47
   8     72     8/1/2008    $356.74    $38,525.18     $28,341.39     $42,454.71   $568.69    $ 48,338.65  $51,738.44  $67,678.33
   9     73     8/1/2009    $334.00    $42,656.82     $24,676.87     $37,432.12   $568.69    $ 55,162.93  $49,426.50  $63,734.35
  10     74     8/1/2010    $312.70    $46,524.94     $21,072.61     $32,778.76   $568.69    $ 61,987.21  $46,434.04  $59,612.89

  11     75     8/1/2011    $292.78    $50,146.61     $17,799.50     $28,473.30   $568.69    $ 68,811.49  $43,274.44  $55,305.97
  12     76     8/1/2012    $274.13    $53,537.55     $14,837.93     $24,490.04   $568.69    $ 75,635.77  $39,937.90  $50,805.23
  13     77     8/1/2013    $256.67    $56,712.51     $12,172.19     $20,807.46   $568.69    $ 82,460.05  $36,414.02  $46,101.97
  14     78     8/1/2014    $240.32    $59,685.21     $ 9,787.51     $17,405.04   $568.69    $ 89,284.33  $32,691.77  $41,187.05
  15     79     8/1/2015    $225.02    $62,468.60     $ 7,671.39     $14,264.69   $568.69    $ 96,108.61  $28,759.42  $36,050.97

  16     80     8/1/2016    $210.69    $65,074.80     $ 5,810.83     $11,367.81   $568.69    $102,932.89  $24,604.53  $30,683.76
  17     81     8/1/2017    $197.27    $67,514.95     $ 4,195.11     $ 8,698.15   $568.69    $109,757.17  $20,213.90  $25,075.02
  18     82     8/1/2018    $184.70    $69,799.68     $ 2,814.39     $ 6,240.32   $568.69    $116,581.45  $15,573.50  $19,213.90
  19     83     8/1/2019    $172.94    $71,938.91     $     0.00     $ 3,980.40   $568.69    $123,405.73  $10,668.43  $13,089.02
  20     84     8/1/2020    $161.90    $73,941.70     $     0.00     $ 1,904.15   $568.69    $130,230.01  $ 5,482.87  $ 6,688.52

  21     85     8/1/2021    $151.58    $75,816.69     $     0.00     $     0.00   $568.69    $137,054.29  $     0.00  $     0.00
  22     86     8/1/2022    $141.93    $77,572.27     $     0.00     $     0.00   $568.69    $143,878.57  $     0.00  $     0.00
  23     87     8/1/2023    $132.89    $79,216.04     $     0.00     $     0.00   $568.69    $150,702.85  $     0.00  $     0.00
  24     88     8/1/2024    $124.42    $80,755.08     $     0.00     $     0.00   $568.69    $157,527.13  $     0.00  $     0.00
  25     89     8/1/2025    $116.50    $82,196.09     $     0.00     $     0.00   $568.69    $164,351.41  $     0.00  $     0.00

  26     90     8/1/2026    $109.08    $83,545.37     $     0.00     $     0.00   $568.69    $171,175.69  $     0.00  $     0.00
  27     91     8/1/2027    $102.14    $84,808.73     $     0.00     $     0.00   $568.69    $177,999.97  $     0.00  $     0.00
  28     92     8/1/2028    $ 95.63    $85,991.66     $     0.00     $     0.00   $568.69    $184,824.25  $     0.00  $     0.00
  29     93     8/1/2029    $ 89.54    $87,099.27     $     0.00     $     0.00   $568.69    $191,648.53  $     0.00  $     0.00
  30     94     8/1/2030    $ 83.84    $88,136.32     $     0.00     $     0.00   $568.69    $198,472.81  $     0.00  $     0.00

  31     95     8/1/2031    $ 78.50    $89,107.31     $     0.00     $     0.00   $568.69    $205,297.09  $     0.00  $     0.00


                                 --------------------------------------------------------------------
                                   Gross Variable Return:                12.00%
                                   Net Variable Return:                   9.59%
                                 --------------------------------------------------------------------
                                   Monthly                            Maximum
                                    Income           Cumulative      Surrender
 Year    Age      Date             Payment            Payments         Value          Death Benefit
   1     65     8/1/2001           $  570.99         $    570.99       $63,880.37       $91,286.73
   2     66     8/1/2002           $  598.78         $  7,602.13       $65,722.69       $92,678.15
   3     67     8/1/2003           $  627.90         $ 14,975.44       $67,408.86       $93,841.40
   4     68     8/1/2004           $  658.44         $ 22,707.32       $70,390.38       $94,741.37
   5     69     8/1/2005           $  690.48         $ 30,815.25       $72,448.70       $95,335.98

   6     70     8/1/2006           $  724.08         $ 39,317.80       $74,254.73       $95,574.75
   7     71     8/1/2007           $  759.32         $ 48,234.13       $75,748.81       $95,403.98
   8     72     8/1/2008           $  796.27         $ 57,584.38       $76,860.87       $94,762.04
   9     73     8/1/2009           $  835.02         $ 67,389.65       $77,512.78       $93,582.54
  10     74     8/1/2010           $  875.66         $ 77,672.13       $76,846.17       $91,791.00

  11     75     8/1/2011           $  918.27         $ 88,455.00       $75,551.39       $89,303.16
  12     76     8/1/2012           $  962.97         $ 99,762.63       $73,535.20       $86,029.15
  13     77     8/1/2013           $1,009.84         $111,620.72       $70,688.38       $81,864.65
  14     78     8/1/2014           $1,058.99         $124,055.92       $66,890.86       $76,696.75
  15     79     8/1/2015           $1,110.53         $137,096.40       $62,007.41       $70,399.83

  16     80     8/1/2016           $1,164.57         $150,771.49       $55,886.08       $62,834.55
  17     81     8/1/2017           $1,221.25         $165,112.05       $48,357.85       $53,848.09
  18     82     8/1/2018           $1,280.66         $180,150.41       $39,230.65       $43,268.68
  19     83     8/1/2019           $1,342.97         $195,920.35       $28,292.78       $30,909.91
  20     84     8/1/2020           $1,408.33         $212,457.74       $15,305.22       $16,563.76

  21     85     8/1/2021           $1,476.86         $229,799.91       $     0.00       $     0.00
  22     86     8/1/2022           $1,548.73         $247,985.99       $     0.00       $     0.00
  23     87     8/1/2023           $1,624.09         $267,057.00       $     0.00       $     0.00
  24     88     8/1/2024           $1,703.13         $287,056.12       $     0.00       $     0.00
  25     89     8/1/2025           $1,786.01         $308,028.50       $     0.00       $     0.00

  26     90     8/1/2026           $1,872.92         $330,021.46       $     0.00       $     0.00
  27     91     8/1/2027           $1,964.06         $353,084.62       $     0.00       $     0.00
  28     92     8/1/2028           $2,059.64         $377,270.05       $     0.00       $     0.00
  29     93     8/1/2029           $2,159.88         $402,632.51       $     0.00       $     0.00
  30     94     8/1/2030           $2,265.00         $429,229.36       $     0.00       $     0.00

  31     95     8/1/2031           $2,375.23         $457,120.64       $     0.00       $     0.00

                                    TABLE 4

  Annuitant:                     John Smith                          Annuity Effective Date:                 7/1/2001
  Sex:                           Male                                First Payment Date:                     8/1/2001
  Date of Birth:                 6/15/1936                           Premium Payment:                        $100,000.00
  Form of Annuity:               Single Life Annuity with a          Assumed Investment Return (AIR):        3%
                                 Guaranteed Period
  Guaranteed Period (in years):  15                                  Variable/Fixed Premium Allocation:      100% Variable

John has chosen a 3% AIR. Table 2 illustrates a 4 1/2% AIR for the same Annuity Form. Notice that selecting a 3% AIR results in a lower initial monthly Income Payment than selecting a 4 1/2% AIR. By the 11th year, the monthly Income Payment payable under a 3% AIR begins to exceed the monthly Income Payment payable under a 4 1/2% AIR shown in Table 2. Thereafter, the monthly Income Payments increase more rapidly than would be the case under a 4 1/2% AIR.

                                                                  Hypothetical Income

                          ----------------------------------------------------------------------------------------------------------
                          Gross Variable Return:              0%               Gross Variable Return:                      5.27%
                          Net Variable Return:             -2.16%              Net Variable                                3.00%
                          ----------------------------------------------------------------------------------------------------------
                           Monthly                   Maximum                   Monthly                   Maximum
                            Income   Cumulative     Surrender                  Income     Cumulative    Surrender
 Year   Age       Date     Payment    Payments        Value     Death Benefit  Payment     Payments       Value        Death Benefit

   1     65     8/1/2001   $514.91   $   514.91    $49,950.98     $74,956.79    $517.16   $    517.16    $50,221.86    $75,284.33
   2     66     8/1/2002   $489.13   $ 6,524.99    $44,615.65     $67,375.54    $517.16   $  6,723.08    $47,829.43    $71,236.55
   3     67     8/1/2003   $464.65   $12,234.18    $39,624.24     $60,257.63    $517.16   $ 12,929.00    $45,330.18    $67,067.33
   4     68     8/1/2004   $441.39   $17,657.59    $35,711.17     $53,576.06    $517.16   $ 19,134.92    $43,637.11    $62,773.04
   5     69     8/1/2005   $419.28   $22,809.40    $31,592.88     $47,306.36    $517.16   $ 25,340.84    $41,278.14    $58,349.92

   6     70     8/1/2006   $398.28   $27,703.21    $27,693.09     $41,428.41    $517.16   $ 31,546.76    $38,730.22    $53,794.11
   7     71     8/1/2007   $378.35   $32,352.01    $24,009.13     $35,922.34    $517.16   $ 37,752.68    $35,982.21    $49,101.62
   8     72     8/1/2008   $359.41   $36,768.08    $20,534.79     $30,765.12    $517.16   $ 43,958.60    $33,022.22    $44,268.36
   9     73     8/1/2009   $341.42   $40,963.14    $17,267.70     $25,938.64    $517.16   $ 50,164.52    $29,837.60    $39,290.10
  10     74     8/1/2010   $324.32   $44,948.15    $14,063.45     $21,423.89    $517.16   $ 56,370.44    $26,153.31    $34,162.49

  11     75     8/1/2011   $308.08   $48,733.57    $11,120.12     $17,204.88    $517.16   $ 62,576.36    $22,293.68    $28,881.06
  12     76     8/1/2012   $292.65   $52,329.48    $ 8,427.59     $13,264.87    $517.16   $ 68,782.28    $18,248.91    $23,441.18
  13     77     8/1/2013   $278.01   $55,745.39    $ 5,977.72     $ 9,589.24    $517.16   $ 74,988.20    $14,008.58    $17,838.10
  14     78     8/1/2014   $264.09   $58,990.30    $ 3,761.06     $ 6,162.03    $517.16   $ 81,194.12    $ 9,561.61    $12,066.93
  15     79     8/1/2015   $250.87   $62,072.81    $     0.00     $ 2,970.04    $517.16   $ 87,400.04    $ 4,896.26    $ 6,122.63

  16     80     8/1/2016   $238.31   $65,000.98    $     0.00     $     0.00    $517.16   $ 93,605.96    $     0.00    $     0.00
  17     81     8/1/2017   $226.38   $67,782.57    $     0.00     $     0.00    $517.16   $ 99,811.88    $     0.00    $     0.00
  18     82     8/1/2018   $215.05   $70,424.90    $     0.00     $     0.00    $517.16   $106,017.80    $     0.00    $     0.00
  19     83     8/1/2019   $204.28   $72,934.97    $     0.00     $     0.00    $517.16   $112,223.72    $     0.00    $     0.00
  20     84     8/1/2020   $194.05   $75,319.31    $     0.00     $     0.00    $517.16   $118,429.64    $     0.00    $     0.00

  21     85     8/1/2021   $184.34   $77,584.26    $     0.00     $     0.00    $517.16   $124,635.56    $     0.00    $     0.00
  22     86     8/1/2022   $175.12   $79,735.92    $     0.00     $     0.00    $517.16   $130,841.48    $     0.00    $     0.00
  23     87     8/1/2023   $166.35   $81,779.91    $     0.00     $     0.00    $517.16   $137,047.40    $     0.00    $     0.00
  24     88     8/1/2024   $158.02   $83,721.55    $     0.00     $     0.00    $517.16   $143,253.32    $     0.00    $     0.00
  25     89     8/1/2025   $150.12   $85,566.05    $     0.00     $     0.00    $517.16   $149,459.24    $     0.00    $     0.00

  26     90     8/1/2026   $142.61   $87,318.26    $     0.00     $     0.00    $517.16   $155,665.16    $     0.00    $     0.00
  27     91     8/1/2027   $135.47   $88,982.79    $     0.00     $     0.00    $517.16   $161,871.08    $     0.00    $     0.00
  28     92     8/1/2028   $128.69   $90,563.98    $     0.00     $     0.00    $517.16   $168,077.00    $     0.00    $     0.00
  29     93     8/1/2029   $122.25   $92,066.07    $     0.00     $     0.00    $517.16   $174,282.92    $     0.00    $     0.00
  30     94     8/1/2030   $116.13   $93,492.97    $     0.00     $     0.00    $517.16   $180,488.84    $     0.00    $     0.00

  31     95     8/1/2031   $110.31   $94,848.41    $     0.00     $     0.00    $517.16   $186,694.76    $     0.00    $     0.00

                                ----------------------------------------------------------------------
                                Gross Variable Return:                           12.00%
                                Net Variable Return:                              9.59%
                                ----------------------------------------------------------------------
                                  Monthly                                  Maximum
                                   Income              Cumulative         Surrender
 Year   Age       Date            Payment              Payments            Value           Death Benefit
   1     65     8/1/2001          $  519.89           $    519.89         $50,550.52        $75,681.74
   2     66     8/1/2002          $  553.13           $  6,972.59         $51,953.57        $76,191.26
   3     67     8/1/2003          $  588.48           $ 13,837.72         $53,080.08        $76,316.39
   4     68     8/1/2004          $  626.11           $ 21,141.72         $55,033.85        $75,997.43
   5     69     8/1/2005          $  666.14           $ 28,912.79         $56,019.77        $75,158.98

   6     70     8/1/2006          $  708.73           $ 37,180.74         $56,516.08        $73,720.90
   7     71     8/1/2007          $  754.05           $ 45,977.38         $56,415.20        $71,593.08
   8     72     8/1/2008          $  802.26           $ 55,336.35         $55,590.63        $68,672.63
   9     73     8/1/2009          $  853.55           $ 65,293.71         $53,898.08        $64,846.60
  10     74     8/1/2010          $  908.13           $ 75,887.73         $50,664.67        $59,989.14

  11     75     8/1/2011          $  966.21           $ 87,159.22         $46,291.61        $53,958.48
  12     76     8/1/2012          $1,027.99           $ 99,151.49         $40,595.46        $46,595.44
  13     77     8/1/2013          $1,093.72           $111,910.54         $33,369.93        $37,725.05
  14     78     8/1/2014          $1,163.62           $125,485.24         $24,378.95        $27,150.84
  15     79     8/1/2015          $1,238.02           $139,927.76         $13,357.08        $14,656.86

  16     80     8/1/2016          $1,317.18           $155,293.61         $     0.00        $     0.00
  17     81     8/1/2017          $1,401.40           $171,642.05         $     0.00        $     0.00
  18     82     8/1/2018          $1,490.99           $189,035.70         $     0.00        $     0.00
  19     83     8/1/2019          $1,586.31           $207,541.28         $     0.00        $     0.00
  20     84     8/1/2020          $1,687.73           $227,230.02         $     0.00        $     0.00

  21     85     8/1/2021          $1,795.63           $248,177.51         $     0.00        $     0.00
  22     86     8/1/2022          $1,910.43           $270,464.22         $     0.00        $     0.00
  23     87     8/1/2023          $2,032.57           $294,175.73         $     0.00        $     0.00
  24     88     8/1/2024          $2,162.52           $319,403.20         $     0.00        $     0.00
  25     89     8/1/2025          $2,300.78           $346,243.65         $     0.00        $     0.00

  26     90     8/1/2026          $2,447.90           $374,800.22         $     0.00        $     0.00
  27     91     8/1/2027          $2,604.42           $405,182.76         $     0.00        $     0.00
  28     92     8/1/2028          $2,770.95           $437,508.10         $     0.00        $     0.00
  29     93     8/1/2029          $2,948.12           $471,900.19         $     0.00        $     0.00
  30     94     8/1/2030          $3,136.60           $508,491.13         $     0.00        $     0.00

  31     95     8/1/2031          $3,337.15           $547,421.61         $     0.00        $     0.00

                                    TABLE 5

  Annuitant:                           John Smith                          Annuity Effective Date:                 7/1/2001
  Sex:                                 Male                                First Payment Date:                     8/1/2001
  Date of Birth:                       6/15/1936                           Premium Payment:                        $100,000.00
  Form of Annuity:                     Single Life Annuity with a          Assumed Investment Return (AIR):        6%
                                       Guaranteed Period
  Guaranteed Period (in years):        15                                  Variable/Fixed Premium Allocation:      100% Variable

John has chosen a 6% AIR. Tables 2 and 4 illustrate a 4 1/2% AIR and a 3% AIR, respectively, for the same Annuity Form.

Notice that selecting a 6% AIR results in a higher initial monthly Income Payment than selecting a 4 1/2% AIR or 3 1/2% AIR. But compare the illustration in this Table to Table 4, where a 3% AIR is illustrated. For a Gross Variable Returns of 0%, sometime during the 11/th/ year the monthly Income Payment payable under a 3% AIR begins to exceed the monthly Income Payment payable under the 6% AIR shown in this Table. Thereafter, monthly Income Payments payable under a 3% AIR decline more slowly than the payment decline associated with the 6% AIR shown in this Table.

                                           Hypothetical Income

                           --------------------------------------------------------------------------------------------------------
                           Gross Variable Return:                        0%                          Gross Variable Return:
                           Net Variable Return:                        -2.16%                        Net Variable Return:

                           --------------------------------------------------------------------------------------------------------
 Year   Age      Date       Monthly Income      Cumulative      Maximum Surrender   Death Benefit    Monthly Income     Cumulative
                               Payment           Payments             Value                             Payment          Payments
   1     65    8/1/2001        $679.54          $   679.54         $62,960.44        $81,749.37         $684.18         $    684.18
   2     66    8/1/2002        $627.25          $ 8,489.98         $54,907.71        $72,216.91         $684.18         $  8,894.34
   3     67    8/1/2003        $578.99          $15,699.47         $47,587.59        $63,488.57         $684.18         $ 17,104.50
   4     68    8/1/2004        $534.45          $22,354.34         $41,827.43        $55,500.88         $684.18         $ 25,314.66
   5     69    8/1/2005        $493.34          $28,497.25         $36,063.30        $48,194.88         $684.18         $ 33,524.82

   6     70    8/1/2006        $455.38          $34,167.57         $30,779.18        $41,515.14         $684.18         $ 41,734.98
   7     71    8/1/2007        $420.34          $39,401.51         $25,952.16        $35,413.37         $684.18         $ 49,945.14
   8     72    8/1/2008        $387.99          $44,232.69         $21,559.63        $29,843.33         $684.18         $ 58,155.30
   9     73    8/1/2009        $358.13          $48,692.11         $17,581.83        $24,763.37         $684.18         $ 66,365.46
  10     74    8/1/2010        $330.58          $52,808.39         $13,862.25        $20,135.16         $684.18         $ 74,575.62

  11     75    8/1/2011        $305.15          $56,608.04         $10,587.19        $15,921.68         $684.18         $ 82,785.78
  12     76    8/1/2012        $281.66          $60,115.29         $ 7,728.28        $12,089.02         $684.18         $ 90,995.94
  13     77    8/1/2013        $259.99          $63,352.63         $ 5,261.96        $ 8,608.10         $684.18         $ 99,206.10
  14     78    8/1/2014        $239.98          $66,340.88         $ 3,164.79        $ 5,449.79         $684.18         $107,416.26
  15     79    8/1/2015        $221.54          $69,099.25         $     0.00        $ 2,588.78         $684.18         $115,626.42

  16     80    8/1/2016        $204.49          $71,645.65         $     0.00        $     0.00         $684.18         $123,836.58
  17     81    8/1/2017        $188.76          $73,996.03         $     0.00        $     0.00         $684.18         $132,046.74
  18     82    8/1/2018        $174.23          $76,165.51         $     0.00        $     0.00         $684.18         $140,256.90
  19     83    8/1/2019        $160.82          $78,168.04         $     0.00        $     0.00         $684.18         $148,467.06
  20     84    8/1/2020        $148.45          $80,016.46         $     0.00        $     0.00         $684.18         $156,677.22

  21     85    8/1/2021        $137.03          $81,722.73         $     0.00        $     0.00         $684.18         $164,887.38
  22     86    8/1/2022        $126.48          $83,297.67         $     0.00        $     0.00         $684.18         $173,097.54
  23     87    8/1/2023        $116.75          $84,751.41         $     0.00        $     0.00         $684.18         $181,307.70
  24     88    8/1/2024        $107.75          $86,093.18         $     0.00        $     0.00         $684.18         $189,517.86
  25     89    8/1/2025        $ 99.46          $87,331.62         $     0.00        $     0.00         $684.18         $197,728.02

  26     90    8/1/2026        $ 91.81          $88,474.79         $     0.00        $     0.00         $684.18         $205,938.18
  27     91    8/1/2027        $ 84.75          $89,530.05         $     0.00        $     0.00         $684.18         $214,148.34
  28     92    8/1/2028        $ 78.23          $90,504.14         $     0.00        $     0.00         $684.18         $222,358.50
  29     93    8/1/2029        $ 72.21          $91,403.28         $     0.00        $     0.00         $684.18         $230,568.66
  30     94    8/1/2030        $ 66.65          $92,233.25         $     0.00        $     0.00         $684.18         $238,778.82

  31     95    8/1/2031        $ 61.53          $92,999.36         $     0.00        $     0.00         $684.18         $246,988.98

                                           Hypothetical Income

                           ---------------------------------------------------------------------------------------------------------
                                  8.34%                         Gross Variable Return:                    12.00%
                                  6.00%                         Net Variable                               9.59%
                                                                Return:
                           ---------------------------------------------------------------------------------------------------------
 Year   Age      Date       Maximum Surrender    Death Benefit    Monthly Income       Cumulative         Maximum      Death Benefit
                                  Value                              Payment            Payments      Surrender Value
   1     65    8/1/2001         $63,464.52        $82,307.57        $  686.11         $    686.11       $63,674.20      $82,539.75
   2     66    8/1/2002         $60,836.39        $78,771.41        $  709.32         $  9,069.54       $63,454.46      $81,665.84
   3     67    8/1/2003         $58,038.20        $75,023.08        $  733.31         $ 17,736.54       $62,919.26      $80,410.38
   4     68    8/1/2004         $56,242.95        $71,049.85        $  758.12         $ 26,696.72       $63,361.66      $78,728.28
   5     69    8/1/2005         $53,560.43        $66,838.23        $  783.76         $ 35,959.96       $62,690.40      $76,566.29

   6     70    8/1/2006         $50,595.36        $62,373.90        $  810.27         $ 45,536.55       $61,515.92      $73,869.02
   7     71    8/1/2007         $47,327.01        $57,641.72        $  837.68         $ 55,437.06       $59,762.73      $70,574.00
   8     72    8/1/2008         $43,733.13        $52,625.61        $  866.01         $ 65,672.44       $57,345.37      $66,611.57
   9     73    8/1/2009         $39,789.85        $47,308.53        $  895.29         $ 76,253.90       $54,169.04      $61,906.01
  10     74    8/1/2010         $35,120.36        $41,672.43        $  925.58         $ 87,193.28       $49,633.10      $56,375.76

  11     75    8/1/2011         $30,147.83        $35,698.16        $  956.89         $ 98,502.74       $44,221.60      $49,927.23
  12     76    8/1/2012         $24,852.49        $29,365.44        $  989.26         $110,194.76       $37,831.37      $42,459.66
  13     77    8/1/2013         $19,213.26        $22,652.75        $1,022.72         $122,282.27       $30,347.59      $33,861.58
  14     78    8/1/2014         $13,207.66        $15,537.30        $1,057.31         $134,778.59       $21,643.71      $24,010.84
  15     79    8/1/2015         $ 6,811.74        $ 7,994.92        $1,093.08         $147,697.62       $11,579.66      $12,773.08

  16     80    8/1/2016         $     0.00        $     0.00        $1,130.05         $161,053.63       $     0.00      $     0.00
  17     81    8/1/2017         $     0.00        $     0.00        $1,168.28         $174,861.45       $     0.00      $     0.00
  18     82    8/1/2018         $     0.00        $     0.00        $1,207.80         $189,136.36       $     0.00      $     0.00
  19     83    8/1/2019         $     0.00        $     0.00        $1,248.66         $203,894.12       $     0.00      $     0.00
  20     84    8/1/2020         $     0.00        $     0.00        $1,290.88         $219,151.20       $     0.00      $     0.00

  21     85    8/1/2021         $     0.00        $     0.00        $1,334.50         $234,923.86       $     0.00      $     0.00
  22     86    8/1/2022         $     0.00        $     0.00        $1,379.66         $251,229.87       $     0.00      $     0.00
  23     87    8/1/2023         $     0.00        $     0.00        $1,426.32         $268,087.49       $     0.00      $     0.00
  24     88    8/1/2024         $     0.00        $     0.00        $1,474.56         $285,515.28       $     0.00      $     0.00
  25     89    8/1/2025         $     0.00        $     0.00        $1,524.44         $303,532.53       $     0.00      $     0.00

  26     90    8/1/2026         $     0.00        $     0.00        $1,576.00         $322,159.26       $     0.00      $     0.00
  27     91    8/1/2027         $     0.00        $     0.00        $1,629.31         $341,415.98       $     0.00      $     0.00
  28     92    8/1/2028         $     0.00        $     0.00        $1,684.42         $361,324.12       $     0.00      $     0.00
  29     93    8/1/2029         $     0.00        $     0.00        $1,741.40         $381,905.69       $     0.00      $     0.00
  30     94    8/1/2030         $     0.00        $     0.00        $1,800.30         $403,183.38       $     0.00      $     0.00

  31     95    8/1/2031         $     0.00        $     0.00        $1,861.20         $425,180.85       $     0.00      $     0.00

                                    TABLE 6

  Annuitant:                           John Smith                          Annuity Effective Date:                 7/1/2001
  Sex:                                 Male                                First Payment Date:                     8/1/2001
  Date of Birth:                       6/15/1936                           Premium Payment:                        $100,000.00
  Form of Annuity:                     Single Life Annuity with a          Assumed Investment Return (AIR):        4 1/2%
                                       Guaranteed Period
  Guaranteed Period (in years):        15                                  Variable/Fixed Premium                  50% Variable
                                                                           Allocation:                             50% Fixed


John has chosen to allocate 50% of his Premium Payment to the Variable Payment Option and 50% to the Fixed Payment Option. For an illustration of an allocation of 100% of Premium to the Variable Payment Option, please see Table 2.

Notice that allocating 50% of Premium to the Fixed Payment Option stabilizes the monthly Income Payments. Compare this Table with Table 2. When a Gross Variable Return of 0% is experienced, the monthly Income Payments do not decline as far in this Table as in Table 2, and when the Gross Variable Return is 12%, the monthly Income Payments to not rise as high as in Table 2.

                              Hypothetical Income

                     ---------------------------------------------------------------------------------------------------------------

                     Gross Variable Return:          0%                        Gross Variable Return:   6.80%
                     Net Variable Return:        -2.16%                        Net Variable Return:     4.50%
                     ---------------------------------------------------------------------------------------------------------------
                     ---------------------------------------------------------------------------------------------------------------
                                                       Maximum                                                Maximum
                     Monthly Income    Cumulative     Surrender      Death     Monthly Income  Cumulative    Surrender     Death
 Year  Age   Date       Payment         Payments        Value       Benefit     Payment         Payments       Value      Benefit
   1   65  8/1/2001   $ 660.11       $     660.11   $ 63,895.23  $ 80,367.11   $ 661.78      $     661.78  $ 64,085.73  $ 80,587.54
   2   66  8/1/2001   $ 641.15       $   8,456.94   $ 59,000.28  $ 74,461.07   $ 661.78      $   8,603.14  $ 61,249.52  $ 77,053.10
   3   67  8/1/2003   $ 623.39       $  16,034.16   $ 54,275.12  $ 68,749.93   $ 661.78      $  16,544.50  $ 58,256.13  $ 73,318.62
   4   68  8/1/2004   $ 606.77       $  23,405.70   $ 50,770.18  $ 63,207.13   $ 661.78      $  24,485.86  $ 56,281.29  $ 69,372.22
   5   69  8/1/2005   $ 591.20       $  30,584.74   $ 46,717.59  $ 57,802.75   $ 661.78      $  32,427.22  $ 53,430.39  $ 65,201.30

   6   70  8/1/2006   $ 576.64       $  37,583.56   $ 42,688.22  $ 52,512.46   $ 661.78      $  40,368.58  $ 50,313.42  $ 60,792.45
   7   71  8/1/2007   $ 562.99       $  44,413.61   $ 38,663.15  $ 47,305.82   $ 661.78      $  48,309.94  $ 46,912.86  $ 56,131.45
   8   72  8/1/2008   $ 550.21       $  51,085.54   $ 34,628.47  $ 42,158.55   $ 661.78      $  56,251.30  $ 43,210.02  $ 51,203.19
   9   73  8/1/2009   $ 538.25       $  57,609.53   $ 30,568.54  $ 37,045.01   $ 661.78      $  64,192.66  $ 39,184.92  $ 45,991.60
  10   74  8/1/2010   $ 527.03       $  63,994.90   $ 26,203.11  $ 31,937.42   $ 661.78      $  72,134.02  $ 34,471.54  $ 40,479.63

  11   75  8/1/2011   $ 516.53       $  70,250.31   $ 21,866.32  $ 26,812.14   $ 661.78      $  80,075.38  $ 29,491.42  $ 34,649.13
  12   76  8/1/2012   $ 506.72       $  76,384.28   $ 17,541.23  $ 21,643.83   $ 661.78      $  88,016.74  $ 24,228.74  $ 28,480.83
  13   77  8/1/2013   $ 497.52       $  82,404.49   $ 13,208.69  $ 16,404.52   $ 661.78      $  95,958.10  $ 18,666.67  $ 21,954.25
  14   78  8/1/2014   $ 488.90       $  88,318.13   $  8,852.24  $ 11,068.58   $ 661.78      $ 103,899.46  $ 12,787.37  $ 15,047.60
  15   79  8/1/2015   $ 480.84       $  94,132.05   $  4,455.18  $  5,609.64   $ 661.78      $ 111,840.82  $  6,571.86  $  7,737.72

  16   80  8/1/2016   $ 473.30       $  99,852.63   $      0.00  $      0.00   $ 661.78      $ 119,782.18  $      0.00  $      0.00
  17   81  8/1/2017   $ 466.24       $ 105,485.85   $      0.00  $      0.00   $ 661.78      $ 127,723.54  $      0.00  $      0.00
  18   82  8/1/2018   $ 459.63       $ 111,037.32   $      0.00  $      0.00   $ 661.78      $ 135,664.90  $      0.00  $      0.00
  19   83  8/1/2019   $ 453.44       $ 116,512.23   $      0.00  $      0.00   $ 661.78      $ 143,606.26  $      0.00  $      0.00
  20   84  8/1/2020   $ 447.64       $ 121,915.40   $      0.00  $      0.00   $ 661.78      $ 151,547.62  $      0.00  $      0.00

  21   85  8/1/2021   $ 442.21       $ 127,251.42   $      0.00  $      0.00   $ 661.78      $ 159,488.98  $      0.00  $      0.00
  22   86  8/1/2022   $ 437.13       $ 132,524.59   $      0.00  $      0.00   $ 661.78      $ 167,430.34  $      0.00  $      0.00
  23   87  8/1/2023   $ 432.37       $ 137,738.88   $      0.00  $      0.00   $ 661.78      $ 175,371.70  $      0.00  $      0.00
  24   88  8/1/2024   $ 427.92       $ 142,898.10   $      0.00  $      0.00   $ 661.78      $ 183,313.06  $      0.00  $      0.00
  25   89  8/1/2025   $ 423.75       $ 148,005.76   $      0.00  $      0.00   $ 661.78      $ 191,254.42  $      0.00  $      0.00

  26   90  8/1/2026   $ 419.84       $ 153,065.11   $      0.00  $      0.00   $ 661.78      $ 199,195.78  $      0.00  $      0.00
  27   91  8/1/2027   $ 416.18       $ 158,079.22   $      0.00  $      0.00   $ 661.78      $ 207,137.14  $      0.00  $      0.00
  28   92  8/1/2028   $ 412.76       $ 163,050.97   $      0.00  $      0.00   $ 661.78      $ 215,078.50  $      0.00  $      0.00
  29   93  8/1/2029   $ 409.55       $ 167,983.01   $      0.00  $      0.00   $ 661.78      $ 223,019.86  $      0.00  $      0.00
  30   94  8/1/2030   $ 406.54       $ 172,877.81   $      0.00  $      0.00   $ 661.78      $ 230,961.22  $      0.00  $      0.00

  31   95  8/1/2031   $ 403.73       $ 177,737.85   $      0.00  $      0.00   $ 661.78      $ 238,902.58  $      0.00  $      0.00

                      --------------------------------------------------------------

                      Gross Variable Return:   12.00%
                      Net Variable Return:      9.59%
                      --------------------------------------------------------------
                      --------------------------------------------------------------
                                                         Maximum
                       Monthly Income     Cumulative    Surrender        Death
 Year  Age   Date         Payment          Payments       Value         Benefit
   1   65  8/1/2001    $  662.99       $     662.99    $ 64,223.77    $ 80,747.25
   2   66  8/1/2001    $  677.63       $   8,713.30    $ 62,977.61    $ 79,044.56
   3   67  8/1/2003    $  692.99       $  16,943.97    $ 61,492.58    $ 77,032.84
   4   68  8/1/2004    $  709.07       $  25,363.64    $ 61,018.99    $ 74,672.12
   5   69  8/1/2005    $  725.95       $  33,981.41    $ 59,533.54    $ 71,927.91

   6   70  8/1/2006    $  743.64       $  42,806.95    $ 57,644.86    $ 68,753.46
   7   71  8/1/2007    $  762.19       $  51,850.31    $ 55,297.85    $ 65,101.81
   8   72  8/1/2008    $  781.65       $  61,122.18    $ 52,429.97    $ 60,920.69
   9   73  8/1/2009    $  802.05       $  70,633.60    $ 48,968.95    $ 56,150.58
  10   74  8/1/2010    $  823.44       $  80,396.24    $ 44,391.20    $ 50,727.74

  11   75  8/1/2011    $  845.88       $  90,422.33    $ 39,156.01    $ 44,582.27
  12   76  8/1/2012    $  869.41       $ 100,724.74    $ 33,183.51    $ 37,635.78
  13   77  8/1/2013    $  894.08       $ 111,316.88    $ 26,385.47    $ 29,802.79
  14   78  8/1/2014    $  919.95       $ 122,212.80    $ 18,663.90    $ 20,989.66
  15   79  8/1/2015    $  947.08       $ 133,427.29    $  9,909.39    $ 11,093.22

  16   80  8/1/2016    $  975.54       $ 144,975.97    $      0.00    $      0.00
  17   81  8/1/2017    $1,005.36       $ 156,874.85    $      0.00    $      0.00
  18   82  8/1/2018    $1,036.62       $ 169,140.93    $      0.00    $      0.00
  19   83  8/1/2019    $1,069.44       $ 181,792.27    $      0.00    $      0.00
  20   84  8/1/2020    $1,103.86       $ 194,847.69    $      0.00    $      0.00

  21   85  8/1/2021    $1,139.94       $ 208,326.84    $      0.00    $      0.00
  22   86  8/1/2022    $1,177.78       $ 222,250.34    $      0.00    $      0.00
  23   87  8/1/2023    $1,217.47       $ 236,639.82    $      0.00    $      0.00
  24   88  8/1/2024    $1,259.08       $ 251,517.97    $      0.00    $      0.00
  25   89  8/1/2025    $1,302.72       $ 266,908.52    $      0.00    $      0.00

  26   90  8/1/2026    $1,348.50       $ 282,836.57    $      0.00    $      0.00
  27   91  8/1/2027    $1,396.48       $ 299,328.15    $      0.00    $      0.00
  28   92  8/1/2028    $1,446.80       $ 316,410.60    $      0.00    $      0.00
  29   93  8/1/2029    $1,499.57       $ 334,112.71    $      0.00    $      0.00
  30   94  8/1/2030    $1,554.91       $ 352,464.66    $      0.00    $      0.00

  31   95  8/1/2031    $1,612.94       $ 371,498.09    $      0.00    $      0.00

                                    TABLE 7

  Annuitant:                           John Smith                          Annuity Effective Date:                 7/1/2001
  Sex:                                 Male                                First Payment Date:                     8/1/2001
  Date of Birth:                       6/15/1936                           Assumed Investment Return (AIR):        41/2%
  Form of Annuity:                     Single Life Annuity with a          Variable/Fixed Payment Allocation:      100% Variable
                                       Guaranteed Period
  Guaranteed Period (in years):        15

  ===================================== ================================================ ==========================================
   Date of Surrender:    8/1/2003        Reduction in Monthly Benefit:   $84.03           Surrender Value:        $10,000
  ===================================== ================================================ ==========================================

  In this illustration, John has chosen a "Single Life Annuity with a Guarantee Period" (form 2) for 15 years (180 months), as illustrated in Table 2. In this Table 7, after 3 years, John chooses to exercise his Surrender rights to receive a $10,000 payment.

                              Hypothetical Income

                   -----------------------------------------------------------------------------------------------------------------
                     Gross Variable    Net Variable     Gross Variable      Net Variable      Gross Variable       Net Variable
                         Return:          Return:           Return:            Return:            Return:             Return:
                          0.00%           -2.16%             6.80%              4.50%             12.00%               9.59%
                   -----------------------------------------------------------------------------------------------------------------
                                     Adjusted Monthly                     Adjusted Monthly                        Adjusted Monthly
                    Original Monthly  Income Payment   Original Monthly    Income Payment    Original Monthly     Income Payment
  Year Age   Date    Income Payment   after Surrender   Income Payment     after Surrender    Income Payment      after Surrender
   1   65  8/1/2001     $595.41           $595.41          $598.75            $598.75            $  601.17           $  601.17
   2   66  8/1/2002     $557.48           $557.48          $598.75            $598.75            $  630.40           $  630.40
   3   67  8/1/2003     $521.97           $437.94          $598.75            $514.72            $  661.06           $  577.03
   4   68  8/1/2004     $488.72           $410.04          $598.75            $481.93            $  693.23           $  540.27
   5   69  8/1/2005     $457.59           $383.92          $598.75            $451.23            $  726.96           $  505.86

   6   70  8/1/2006     $428.43           $359.47          $598.75            $422.49            $  762.34           $  473.64
   7   71  8/1/2007     $401.13           $336.57          $598.75            $395.58            $  799.44           $  443.47
   8   72  8/1/2008     $375.58           $315.13          $598.75            $370.38            $  838.34           $  415.22
   9   73  8/1/2009     $351.66           $295.06          $598.75            $346.79            $  879.14           $  388.77
   10  74  8/1/2010     $329.28           $276.26          $598.75            $324.70            $  921.92           $  364.01

   11  75  8/1/2011     $308.32           $258.67          $598.75            $304.02            $  966.80           $  340.82
   12  76  8/1/2012     $288.67           $242.19          $598.75            $284.65            $1,013.86           $  319.11
   13  77  8/1/2013     $270.29           $226.76          $598.75            $266.52            $1,063.20           $  298.78
   14  78  8/1/2014     $253.08           $212.32          $598.75            $249.54            $1,114.95           $  279.75
   15  79  8/1/2015     $236.97           $198.79          $598.75            $233.65            $1,169.20           $  261.93

   16  80  8/1/2016     $221.87           $221.87          $598.75            $598.75            $1,226.11           $1,226.11
   17  81  8/1/2017     $207.74           $207.74          $598.75            $598.75            $1,285.75           $1,285.75
   18  82  8/1/2018     $194.50           $194.50          $598.75            $598.75            $1,348.31           $1,348.31
   19  83  8/1/2019     $182.11           $182.11          $598.75            $598.75            $1,413.93           $1,413.93
   20  84  8/1/2020     $170.51           $170.51          $598.75            $598.75            $1,482.73           $1,482.73

   21  85  8/1/2021     $159.65           $159.65          $598.75            $598.75            $1,554.88           $1,554.88
   22  86  8/1/2022     $149.48           $149.48          $598.75            $598.75            $1,630.54           $1,630.54
   23  87  8/1/2023     $139.96           $139.96          $598.75            $598.75            $1,709.90           $1,709.90
   24  88  8/1/2024     $131.05           $131.05          $598.75            $598.75            $1,793.12           $1,793.12
   25  89  8/1/2025     $122.70           $122.70          $598.75            $598.75            $1,880.37           $1,880.37

   26  90  8/1/2026     $114.88           $114.88          $598.75            $598.75            $1,971.87           $1,971.87
   27  91  8/1/2027     $107.58           $107.58          $598.75            $598.75            $2,067.83           $2,067.83
   28  92  8/1/2028     $100.72           $100.72          $598.75            $598.75            $2,168.47           $2,168.47
   29  93  8/1/2029     $ 94.31           $ 94.31          $598.75            $598.75            $2,274.01           $2,274.01
   30  94  8/1/2030     $ 88.30           $ 88.30          $598.75            $598.75            $2,384.67           $2,384.67

   31  95  8/1/2031     $ 82.68           $ 82.68          $598.75            $598.75            $2,500.71           $2,500.71

                                    TABLE 8

  Annuitant:                           John Smith                          Annuity Effective Date:                 1/1/1986
  Sex:                                 Male                                First Payment Date:                     1/1/1986
  Date of Birth:                       12/15/1920                          Premium Payment:                        $100,000.00
  Form of Annuity:                     Annuity for a Guaranteed Period     Assumed Investment Return (AIR):        4 1/2%
  Guaranteed Period (in years):        15

Effective 1/1/1986, his 65/th/ birthday, John chose an "Annuity for a Guaranteed Period" (form 5) for 15 year, with an AIR of 4 1/2 %. Table 8 illustrates monthly payment information assuming that the Portfolio selected for the Variable Payment Option provided a return exactly matching the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500") from 1/1/1986
- 12/1/2000 (less assumed annual Portfolio expenses of 0.39% and assumed annual Separate Account expenses of 1.25%). The S&P 500 is an unmanaged index of 500 stocks of large U.S. companies. Past performance is not predictive of future performance. Table 8 illustrates monthly payment information assuming that the Fixed Payment Option was based on an interest rate of 10%, which reflects approximate interest rates effective 1/1/1986.

                       Monthly Annuity Income Projection

                                     ----------------------------------------------------------------------------------------------
                                         Premium Payment Allocation     Premium Payment Allocation      Premium Payment Allocation
                                               100% Variable            50% Variable and 50% Fixed              100% Fixed
                                     ----------------------------------------------------------------------------------------------

                           S & P 500   Monthly Income    Cumulative   Monthly Income    Cumulative   Monthly Income     Cumulative
  Year    Age     Date      Return       Payment          Payments        Payment        Payments        Payment         Payments
     1     65   1/1/86                 $  757.61        $    757.61     $  885.86      $    885.86     $1,014.09       $  1,014.09
     2     66   1/1/87       18.67%    $  846.32        $ 10,896.90     $  930.21      $ 12,040.13     $1,014.09       $ 13,183.17
     3     67   1/1/88        5.25%    $  838.54        $ 22,698.90     $  926.32      $ 24,025.76     $1,014.09       $ 25,352.25
     4     68   1/1/89       16.56%    $  920.11        $ 33,466.52     $  967.11      $ 35,494.21     $1,014.09       $ 37,521.33
     5     69   1/1/90       31.62%    $1,140.02        $ 46,246.96     $1,077.06      $ 47,969.07     $1,014.09       $ 49,690.41

     6     70   1/1/91       -3.10%    $1,039.94        $ 58,952.04     $1,027.02      $ 60,406.24     $1,014.09       $ 61,859.49
     7     71   1/1/92       30.40%    $1,276.59        $ 73,143.94     $1,145.35      $ 73,586.82     $1,014.09       $ 74,028.57
     8     72   1/1/93        7.61%    $1,293.17        $ 88,204.24     $1,153.64      $ 87,201.59     $1,014.09       $ 86,197.65
     9     73   1/1/94       10.04%    $1,339.56        $104,063.31     $1,176.83      $101,215.76     $1,014.09       $ 98,366.73
    10     74   1/1/95        1.32%    $1,277.61        $119,660.35     $1,145.86      $115,098.91     $1,014.09       $110,535.81

    11     75   1/1/96       37.53%    $1,654.09        $137,558.85     $1,334.10      $130,132.78     $1,014.09       $122,704.89
    12     76   1/1/97       22.94%    $1,914.40        $158,847.95     $1,464.25      $146,861.95     $1,014.09       $134,873.97
    13     77   1/1/98       33.35%    $2,403.30        $185,370.27     $1,708.70      $166,207.75     $1,014.09       $147,043.05
    14     78   1/1/99       28.58%    $2,908.92        $216,898.73     $1,961.51      $188,056.61     $1,014.09       $159,212.13
    15     79   1/1/00       21.04%    $3,314.56        $253,702.27     $2,164.33      $212,543.02     $1,014.09       $171,381.21
               12/1/00       -9.55%    $2,836.61        $288,302.35     $1,925.36      $235,420.63     $1,014.09       $182,536.20
                                     ----------------------------------------------------------------------------------------------

                      STATEMENT OF ADDITIONAL INFORMATION

                                 July __, 2001

                           PROVIDER ANNUITY CONTRACT

                    PRUDENTIAL INSURANCE COMPANY OF AMERICA
                      PRUDENTIAL PROVIDER SEPARATE ACCOUNT

The Provider Annuity Contract (the "Contract") is a group annuity contract issued by The Prudential Insurance Company of America ("Prudential") providing variable annuities funded through the Prudential Provider Separate Account (the "Separate Account"). The Contract can be issued to the following entities (each, a "Contract Owner"):

     . Entities that have established group retirement arrangements qualifying for federal tax benefits under Sections 401, 403(b) or 457 of the Code,

     . Entities that have established group individual retirement annuities qualifying for federal tax benefits under Section 408 of the Code, and

     . Entities that have previously purchased qualified group variable income annuities from Prudential.


Annuities purchased under the Contract(s) on behalf of or by a Certificate Holder may be invested in any of the Subaccounts of the Separate Account. Each Subaccount is invested in a corresponding Portfolio of the Prudential Series Fund or XXX.


This Statement of Additional Information ("SAI") is not a prospectus and should be read in conjunction with the Provider Annuity prospectus, dated July __, 2001. To obtain a copy of the prospectus, without charge, you can write to the Prudential Provider Information Office, P.O. Box ___, Scranton, PA _____, or call us toll-free at 800-521-1081.



                               TABLE OF CONTENTS


EXPERTS.....................................................................  2
LITIGATION..................................................................  2
PRINCIPAL UNDERWRITER.......................................................  2
DETERMINATION OF ANNUITY UNIT VALUES........................................  2
PERFORMANCE INFORMATION.....................................................  3
COMPARATIVE PERFORMANCE INFORMATION AND ADVERTISING.........................  6
DIRECTORS AND OFFICERS......................................................  6
FINANCIAL STATEMENTS........................................................ 10

EXPERTS

The financial statements of Prudential as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this Statement of Additional Information have been so included in reliance on the report of _____________________, independent accountants given on the authority of said firm as experts in auditing and accounting. ___________________'s principal business address is ____________________.

LITIGATION

We are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Pending legal and regulatory actions include proceedings specific to our practices and proceedings generally applicable to business practices in the industries in which we operate. In certain of these lawsuits, large and/or indeterminate amounts are sought, including punitive or exemplary damages.

Beginning in 1995, regulatory authorities and customers brought significant regulatory actions and civil litigation against Prudential involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries, entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls, to a series of fines, and to provide specific forms of relief to eligible class members. Virtually all claims by class members filed in connection with the settlements have been resolved and virtually all aspects of the remediation program have been satisfied.

As of December 31, 2000, Prudential remained a party to approximately 109 individual sales practices actions filed by policyholders who "opted out" of the class action settlement relating to permanent life insurance policies issued in the United States between 1982 and 1995. Some of these cases seek substantial damages while others seek unspecified compensatory, punitive or treble damages. It is possible that substantial punitive damages might be awarded in one or more of these cases. Additional suits may also be filed by other individuals who "opted out" of the settlements.

As of December 31, 2000 Prudential has paid or reserved for payment $4.405 billion before tax, equivalent to $2.850 billion after tax to provide for remediation costs, and additional sales practices costs including related administrative costs, regulatory fines, penalties and related payments, litigation costs and settlements, including settlements associated with the resolution of claims of deceptive sales practices asserted by policyholders who elected to "opt-out" of the class action settlement and litigate their claims against Prudential separately, and other fees and expenses associated with the resolution of sales practices issues.

PRINCIPAL UNDERWRITER

Prudential Investment Management Services LLC ("PIMS"), an indirect wholly-owned subsidiary of Prudential, offers the contracts on a continuous basis through corporate office and regional home office employees in those states in which contracts may be lawfully sold. It may also offer the contract through licensed insurance brokers and agents, or through appropriately registered direct or indirect subsidiary(ies) of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

Prudential may pay up-front commissions and/or trail commissions to registered representatives. Typically, a trail commission is a compensation that is paid periodically to a representative, the amount of which is linked to the value of the Contract and the amount of time that the Contract has been in effect. No commissions will be paid in connection with the sale of Provider Conversion.

DETERMINATION OF ANNUITY UNIT VALUES

The value of the annuity unit for each Subaccount is computed each valuation date by the following method.

A net investment factor is calculated for each Subaccount. The net investment factor for any valuation date is determined by dividing (A) by (B) then multiplied by (C) where:

     (A)  is equal to:

          (1) The net asset value per share of the Portfolio held in the Subaccount determined at the end of the Valuation Date, plus

          (2) the per share amount of any dividend or capital gain distribution made by the Portfolio held in the Subaccount if the "ex-dividend" date occurs during the same valuation date, minus,

          (3) a per share charge, if any, which we determine, reflecting any amount paid or reserved for tax liability arising from the operation of the Separate Account. (No such charge is currently being imposed.)

     (B) is equal to the net asset value per share of the Portfolio held in the Subaccount determined at the end of the previous Valuation Date.

     (C) is equal to one divided by the quantity one plus the Insurance and Administration charge rate for the period since the last Valuation Date to the current Valuation Date.

The Annuity unit value is then calculated as the previous Valuation Date's Annuity unit value multiplied the Net investment factor then divided by the value of $1.00 accumulated at the Assumed Investment Return over the period since the last Valuation Date. The initial unit value of each Subaccount was set at an arbitrary level of $10.00 when the first Portfolio shares were purchased.

PERFORMANCE INFORMATION


Average Annual Total Return

The Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission ("SEC"). Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Subaccount from the beginning to the end of each specified period of time. The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Subaccount at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period.

This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Subaccount and (ii) no transfers or additional payments were made. Premium taxes are not included in the term "charges" for purposes of this calculation. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of the specified period to the ending redeemable value at the end of the period according to the following formula:

                         P(1+T)/n/=ERV

Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.

Non-Standard Total Return

In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method. The Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Account for the specified period.

The tables below provide performance information for specified periods ending December 31, 2000 for each Subaccount that invests in a portfolio that had a performance history of at least one year as of December 31, 2000. No standard total return table is included because the Subaccounts are only commencing operations on or after the date of this Statement of Additional Information. For the periods prior to the date the Subaccounts commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Portfolios and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Portfolios, with the level of Contract charges that were in effect at the inception of the Subaccounts (this is referred to as "hypothetical performance data"). Standard and non-standard average annual return calculations include all of the fees under the Contract. This information does not indicate or represent future performance. The following three tables assume a daily insurance and administrative charge equal to 1.25% on an annual basis.

Table 1 below shows the average annual rates of total return on hypothetical investments of $1,000 for periods ended December 31, 2000 in each subaccount other than the Money Market Subaccount. These figures assume withdrawal of the investments at the end of the period and therefore assume that the Surrender fee is applied.

                                    TABLE 1
                          AVERAGE ANNUAL TOTAL RETURN

                                                                                             Five            Ten        From Date
                                                                            One Year        Years           Years      Established
                         Fund                                 Date            Ended         Ended           Ended        Through
                       Portfolio                           Established      12/31/2000    12/31/2000      12/31/2000    12/31/2000
----------------------------------------------------       -----------      ----------    ----------      ----------   -----------
Prudential Global Portfolio                                      09/88      ___%          ____%           ____%           ____%
Prudential Jennison Portfolio                                    05/95      ____%         N/A             N/A            _____%
Prudential Stock Index Portfolio                                 09/87      ____%         ____%           ____%          _____%
SP Aggressive Growth Asset Allocation
  Portfolio                                                      08/00      N/A           N/A             N/A              N/A
SP AIM Aggressive Growth Portfolio                               08/00      N/A           N/A             N/A              N/A
SP AIM Growth And Income Portfolio                               08/00      N/A           N/A             N/A              N/A
SP Alliance Large Cap Growth Portfolio                           08/00      N/A           N/A             N/A              N/A
SP Alliance Technology Portfolio                                 08/00      N/A           N/A             N/A              N/A
SP Balanced Asset Allocation Portfolio                           08/00      N/A           N/A             N/A              N/A
SP Conservative Asset Allocation Portfolio                       08/00      N/A           N/A             N/A              N/A
SP Davis Value Portfolio                                         08/00      N/A           N/A             N/A              N/A
SP Deutsche International Equity Portfolio                       08/00      N/A           N/A             N/A              N/A
SP Growth Asset Allocation Portfolio                             08/00      N/A           N/A             N/A              N/A
SP Invesco Small Company Growth Portfolio                        08/00      N/A           N/A             N/A              N/A
SP Jennison International Growth Portfolio                       08/00      N/A           N/A             N/A              N/A
SP Large Cap Value Portfolio                                     08/00      N/A           N/A             N/A              N/A
SP MFS Capital Opportunities Portfolio                           08/00      N/A           N/A             N/A              N/A
SP MFS Mid Cap Growth Portfolio                                  08/00      N/A           N/A             N/A              N/A
SP PIMCO High Yield Portfolio                                    08/00      N/A           N/A             N/A              N/A
SP PIMCO Total Return Portfolio                                  08/00      N/A           N/A             N/A              N/A
SP Prudential U.S. Emerging Growth Portfolio                     08/00      N/A           N/A             N/A              N/A
SP Small/Mid Cap Value Portfolio                                 08/00      N/A           N/A             N/A              N/A
SP Strategic Partners Focused Growth
  Portfolio                                                      08/00      N/A           N/A             N/A              N/A
Growth Portfolio                                               _______      ____%         _____%          N/A            _____%

Table 2 shows the average annual rates of return as in Table 1, but assumes that the investments are not withdrawn at the end of the period. Therefore, this table assumes that no Surrender fee applies.

                                    TABLE 2
               AVERAGE ANNUAL TOTAL RETURN ASSUMING NO WITHDRAWAL

                                                                                             Five            Ten        From Date
                                                                              One Year      Years           Years      Established
                                                              Date             Ended        Ended           Ended        Through
               Portfolio                                   Established       12/31/2000   12/31/2000      12/31/2000    12/31/2000
----------------------------------------------------       -----------       ----------   ----------      ----------   -----------
Prudential Global Portfolio                                   09/88          _____%       _____%          _____%       _____%
Prudential Jennison Portfolio                                 05/95          _____%       N/A             N/A          _____%
Prudential Stock Index Portfolio                              09/87          _____%       _____%          _____%       _____%
SP Aggressive Growth Asset Allocation
  Portfolio                                                   08/00          N/A          N/A             N/A          N/A
SP AIM Aggressive Growth Portfolio                            08/00          N/A          N/A             N/A          N/A
SP AIM Growth And Income Portfolio                            08/00          N/A          N/A             N/A          N/A
SP Alliance Large Cap Growth Portfolio                        08/00          N/A          N/A             N/A          N/A
SP Alliance Technology Portfolio                              08/00          N/A          N/A             N/A          N/A
SP Balanced Asset Allocation Portfolio                        08/00          N/A          N/A             N/A          N/A
SP Conservative Asset Allocation Portfolio                    08/00          N/A          N/A             N/A          N/A
SP Davis Value Portfolio                                      08/00          N/A          N/A             N/A          N/A
SP Deutsche International Equity Portfolio                    08/00          N/A          N/A             N/A          N/A
SP Growth Asset Allocation Portfolio                          08/00          N/A          N/A             N/A          N/A
SP Invesco Small Company Growth Portfolio                     08/00          N/A          N/A             N/A          N/A
SP Jennison International Growth Portfolio                    08/00          N/A          N/A             N/A          N/A
SP Large Cap Value Portfolio                                  08/00          N/A          N/A             N/A          N/A
SP MFS Capital Opportunities Portfolio                        08/00          N/A          N/A             N/A          N/A
SP MFS Mid Cap Growth Portfolio                               08/00          N/A          N/A             N/A          N/A
SP PIMCO High Yield Portfolio                                 08/00          N/A          N/A             N/A          N/A
SP PIMCO Total Return Portfolio                               08/00          N/A          N/A             N/A          N/A
SP Prudential U.S. Emerging Growth Portfolio                  08/00          N/A          N/A             N/A          N/A
SP Small/Mid Cap Value Portfolio                              08/00          N/A          N/A             N/A          N/A
SP Strategic Partners Focused Growth
  Portfolio                                                   08/00          N/A          N/A             N/A          N/A
  Growth Portfolio                                            _____        _____%       _____%            N/A        _____%

Table 3 shows the cumulative total return for the Portfolios, assuming no withdrawal. This table assumes that no Surrender fee applies.

                                    TABLE 3
                 CUMULATIVE TOTAL RETURN ASSUMING NO WITHDRAWAL

                                                                                                Five         Ten        From Date
                                                                         One Year        Years              Years      Established
Fund                                                       Date           Ended          Ended              Ended        Through
Portfolio                                               Established     12/31/2000     12/31/2000         12/31/2000    12/31/2000
----------------------------------------------------    -----------     ----------     ----------         ----------   -----------
Prudential Global Portfolio                                09/88        _____%         _____%             _____%       _____%
Prudential Jennison Portfolio                              05/95        _____%         N/A                N/A          _____%
Prudential Stock Index Portfolio                           09/87        _____%         _____%             _____%       _____%
SP Aggressive Growth Asset Allocation
  Portfolio                                                08/00        N/A            N/A                N/A          N/A
SP AIM Aggressive Growth Portfolio                         08/00        N/A            N/A                N/A          N/A
SP AIM Growth And Income Portfolio                         08/00        N/A            N/A                N/A          N/A
SP Alliance Large Cap Growth Portfolio                     08/00        N/A            N/A                N/A          N/A
SP Alliance Technology Portfolio                           08/00        N/A            N/A                N/A          N/A
SP Balanced Asset Allocation Portfolio                     08/00        N/A            N/A                N/A          N/A
SP Conservative Asset Allocation Portfolio                 08/00        N/A            N/A                N/A          N/A
SP Davis Value Portfolio                                   08/00        N/A            N/A                N/A          N/A
SP Deutsche International Equity Portfolio                 08/00        N/A            N/A                N/A          N/A
SP Growth Asset Allocation Portfolio                       08/00        N/A            N/A                N/A          N/A
SP Invesco Small Company Growth Portfolio                  08/00        N/A            N/A                N/A          N/A
SP Jennison International Growth Portfolio                 08/00        N/A            N/A                N/A          N/A
SP Large Cap Value Portfolio                               08/00        N/A            N/A                N/A          N/A
SP MFS Capital Opportunities Portfolio                     08/00        N/A            N/A                N/A          N/A
SP MFS Mid Cap Growth Portfolio                            08/00        N/A            N/A                N/A          N/A
SP PIMCO High Yield Portfolio                              08/00        N/A            N/A                N/A          N/A
SP PIMCO Total Return Portfolio                            08/00        N/A            N/A                N/A          N/A
SP Prudential U.S. Emerging Growth Portfolio               08/00        N/A            N/A                N/A          N/A
SP Small/Mid Cap Value Portfolio                           08/00        N/A            N/A                N/A          N/A
SP Strategic Partners Focused Growth
  Portfolio                                                08/00        N/A            N/A                N/A          N/A
Growth Portfolio                                           _____        ______%        _____%             N/A          _____%

COMPARATIVE PERFORMANCE INFORMATION AND ADVERTISING

Reports or advertising may include comparative performance information, including, but not limited to: (1) comparisons to market indices such as the Dow Jones Industrial Average, the Standard & Poor's 500 Index, the Value Line Composite Index, the Russell 2000 Index, the Morgan Stanley World Index, the Lehman Brothers bond indices; (2) comparisons to other investments, such as certificates of deposit; (3) performance rankings assigned by services such as Morningstar, Inc. and Variable Annuity Research and Data Services (VARDS), and Lipper Analytical Services, Inc.; (4) data presented by analysts such as Dow Jones, A.M. Best, The Bank Rate Monitor National Index; and (5) data in publications such as The Wall Street Journal, Times, Forbes, Barrons, Fortune, Money Magazine, and Financial World.

DIRECTORS AND OFFICERS

The directors and major officers of Prudential, listed with their principal occupations during the past 5 years, are shown below.

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                                   DIRECTORS

FRANKLIN E. AGNEW--Director since 1994 (current term expires April, 2005). Member, Committee on Finance & Dividends; Member, Corporate Governance Committee. Business consultant since 1987. Chief Financial Officer, H.J. Heinz from 1971 to 1986. Mr. Agnew is also a director of Erie Plastics Corporation. Age 65. Address: 600 Grant Street, Suite 660, Pittsburgh, PA 15219.

FREDERIC K. BECKER--Director since 1994 (current term expires April, 2005). Member, Auditing Committee; Member, Corporate Governance Committee. President, Wilentz Goldman and Spitzer, P.A. (law firm) since 1989, with firm since 1960. Age 64. Address: 90 Woodbridge Center Drive, Woodbridge, NJ 07095.

GILBERT F. CASELLAS--Director since 1998 (current term expires April, 2003). Member, Compensation Committee. President and Chief Operating Officer, The Swarthmore Group, Inc. since 1999. Partner, McConnell Valdes, LLP in 1998. Chairman, U.S. Equal Employment Opportunity Commission from 1994 to 1998. Age
47. Address: 1646 West Chester Pike, Suite 3, West Chester, PA 19382.

JAMES G. CULLEN--Director since 1994 (current term expires April, 2001). Member, Compensation Committee; Member, Committee on Business Ethics. President & Chief Operating Officer, Bell Atlantic Corporation, since 1998. President & Chief Executive Officer, Telecom Group, Bell Atlantic Corporation, from 1997 to 1998. Vice Chairman, Bell Atlantic Corporation from 1995 to 1997. President, Bell Atlantic Corporation from 1993 to 1995. Mr. Cullen is also a director of Bell Atlantic Corporation and Johnson & Johnson. Age 57. Address: 1310 North Court House Road, 11th Floor, Alexandria, VA 22201.

CAROLYNE K. DAVIS--Director since 1989 (current term expires April, 2001). Member, Committee on Business Ethics; Member, Compensation Committee. Independent Health Care Advisor since 1997. Health Care Advisor, Ernst & Young, LLP from 1985 to 1997. Dr. Davis is also a director of Beckman Coulter Instruments, Inc., Merck & Co., Inc., Minimed Incorporated, Science Applications International Corporation, and Beverley Enterprises. Age 68. Address: 751 Broad Street, 21/st/ Floor, Newark, NJ 07102-3777.

ALLAN D. GILMOUR--Director since 1995 (current term expires April, 2003). Member, Investment Committee; Member, Committee on Finance & Dividends. Retired since 1995. Vice Chairman, Ford Motor Company, from 1993 to 1995. Mr. Gilmour originally joined Ford in 1960. Mr. Gilmour is also a director of Whirlpool Corporation, MediaOne Group, Inc., AP Automotive Systems, Inc., The Dow Chemical Company and DTE Energy Company. Age 65. Address: 751 Broad Street, 21/st/ Floor, Newark, NJ 07102-3777.

WILLIAM H. GRAY III--Director since 1991 (current term expires April, 2004). Chairman, Committees on Nominations & Corporate Governance. Member, Executive Committee; Member, Committee on Business Ethics. President and Chief Executive Officer, The College Fund/UNCF since 1991. Mr. Gray served in Congress from 1979 to 1991. Mr. Gray is also a director of Chase Manhattan Corporation, Chase Manhattan Bank, Municipal Bond Investors Assurance Corporation, Rockwell International Corporation, Warner-Lambert Company, CBS Corporation, Electronic Data Systems, and Ezgov.com, Inc. Age 58. Address: 8260 Willow Oaks Corp. Drive, Fairfax,VA 22031-4511.

JON F. HANSON--Director since 1991 (current term expires April, 2003). Member, Investment Committee; Member, Committee on Business Ethics. Chairman, Hampshire Management Company since 1976. Mr. Hanson is also a director of James E. Hanson Management Company, Neumann Distributors, Inc., Fleet Trust and Investment Services Company, N.A., United Water Resources, Orange & Rockland Utilities, Inc., and Consolidated Delivery and Logistics. Age 63. Address: 235 Moore Street, Suite 200, Hackensack, NJ 07601.

GLEN H. HINER--Director since 1997 (current term expires April, 2001). Member, Compensation Committee. Chairman and Chief Executive Officer, Owens Corning since 1992. Senior Vice President and Group Executive, Plastics Group, General Electric Company from 1983 to 1991. Mr. Hiner is also a director of Dana Corporation, Owens Corning, and Kohler, Co. Age 65. Address: One Owens Corning Parkway, Toledo, OH 43659.

CONSTANCE J. HORNER--Director since 1994 (current term expires April, 2002). Member, Auditing Committee; Member, Committees on Nominations & Corporate Governance. Guest Scholar, The Brookings Institution since 1993. Ms. Horner is also a director of Foster Wheeler Corporation, Ingersoll-Rand Company, and Pfizer, Inc. Age 58. Address: 1775 Massachusetts Ave., N.W. Washington, D.C. 20036-2188.

GAYNOR N. KELLEY--Director since 1997 (current term expires April, 2001). Member, Auditing Committee. Retired since 1996. Chairman and Chief Executive Officer, The Perkin Elmer Corporation from 1990 to 1996. Mr. Kelley is also a director of Hercules Incorporated and Alliant Techsystems. Age 68. Address: 751 Broad Street, 21st Floor, Newark, NJ 07102-3777.

BURTON G. MALKIEL--Director since 1978 (current term expires April, 2002). Chairman, Investment Committee; Member, Executive Committee; Member, Committee on Finance & Dividends. Professor of Economics, Princeton University, since 1988. Dr. Malkiel is also a director of Banco Bilbao Vizcaya Gestinova, Baker Fentress & Company, The Jeffrey Company, Select Sector SPDR Trusts, and Vanguard Group, Inc. Age 67. Address: Princeton University, Department of Economics, 110 Fisher Hall, Prospect Avenue, Princeton, NJ 08544-1021.

ARTHUR F. RYAN--Chairman of the Board Chief Executive Officer and President of Prudential since 1994. President and Chief Operating Officer, Chase Manhattan Bank from 1990 to 1994, with Chase since 1972. Age 57. Address: 751 Broad Street, Newark, NJ 07102-3777.

IDA F.S. SCHMERTZ--Director since 1997 (current term expires April, 2004). Member, Audit Committee. Principal, Investment Strategies International since 1994. Age 65. Address: 751 Broad Street, 21st Floor, Newark, NJ 07102-3777.

CHARLES R. SITTER--Director since 1995 (current term expires April, 2003). Member, Committee on Finance & Dividend; Member, Investment Committee. Retired since 1996. President, Exxon Corporation from 1993 to 1996. Mr. Sitter began his career with Exxon in 1957. Age 69. Address: 5959 Las Colinas Boulevard, Irving, TX 75039-2298.

DONALD L. STAHELI--Director since 1995 (current term expires April, 2003). Member, Compensation Committee; Member, Auditing Committee. Retired since 1996. Chairman and Chief Executive Officer, Continental Grain Company from 1994 to 1997. President and Chief Executive Officer, Continental Grain Company from 1988 to 1994. Age 68 Address: 47 East South Temple, #501, Salt Lake City, UT 84150.

RICHARD M. THOMSON--Director since 1976 (current term expires April, 2004). Chairman, Executive Committee; Chairman, Compensation Committee. Retired since 1998. Chairman of the Board, The Toronto-Dominion Bank from 1997 to 1998. Chairman and Chief Executive Officer from 1978 to 1997. Mr. Thomson is also a director of CGC, Inc., INCO, Limited, S.C. Johnson & Son, Inc., The Thomson Corporation, Canadian Occidental Petroleum Ltd., The Toronto-Dominion Bank, Ontario Power Generation, Inc., Canada Pension Plan Investment Board, and
TrizecHahn Corporation.   Age 66. Address: P.O. Box 1, Toronto-Dominion Centre,
Toronto, Ontario, M5K 1A2, Canada.

JAMES A. UNRUH--Director since 1996 (current term expires April, 2004). Member, Committees on Nominations & Corporate Governance; Member, Investment Committee. Founding Member, Alerion Capital Group, LLC since 1998. Chairman and Chief Executive Officer, Unisys Corporation, from 1990 to 1997. Mr. Unruh is also a director of Moss Software, Inc. Age 59. Address: 751 Broad Street, 21/st/ Floor, Newark, NJ 07102-3777.

P. ROY VAGELOS, M.D.--Director since 1989 (current term expires April, 2001). Chairman, Auditing Committee; Member, Executive Committee; Member, Committees on Nominations & Corporate Governance. Chairman, Regeneron Pharmaceuticals since 1995. Chairman, Advanced Medicines, Inc. since 1997. Chairman, Chief Executive Officer and President, Merck & Co., Inc. from 1986 to 1995. Dr. Vagelos originally joined Merck in 1975. Dr. Vagelos is also a director of The Estee Lauder Companies, Inc. and PepsiCo., Inc. Age 70. Address: One Crossroads Drive, Building A, 3rd Floor, Bedminster, NJ 07921.

STANLEY C. VAN NESS--Director since 1990 (current term expires April, 2002). Chairman, Committee on Business Ethics; Member, Executive Committee; Member, Auditing Committee. Partner, Herbert, Van Ness, Cayci & Goodell (law firm) since 1998. Counselor at Law, Picco Herbert Kennedy (law firm) from 1990 to 1998. Mr. Van Ness is also a director of Jersey Central Power & Light Company. Age 66.
Address: 22 Chambers Street, Princeton, NJ 08542.

PAUL A. VOLCKER--Director since 1988 (current term expires April, 2004). Chairman, Committee on Finance & Dividends; Member, Executive Committee; Member, Committee on Nominations & Corporate Governance. Consultant since 1997. Chairman and Chief Executive Officer, Wolfensohn & Co., Inc. 1995 to 1996. Chairman, James D. Wolfensohn, Inc. 1988 to 1995. Mr. Volcker is also a director of Nestle, S.A,. and as well as a Member of the Board of Overseers of TIAA-CREF. Age 72. Address: 610 Fifth Avenue, Suite 420, New York, NY 10020.

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                               PRINCIPAL OFFICERS

ARTHUR F. RYAN--Chairman of the Board, Chief Executive Officer, and President since 1994; prior to 1994, President and Chief Operating Officer, Chase Manhattan Corporation. Age 57.

MICHELE S. DARLING--Executive Vice President, Corporate Governance and Human Resources since 2000; Executive Vice President, Human Resources from 1997 to 2000; prior to 1997, Executive Vice President, Human Resources, Canadian Imperial Bank of Commerce. Age 46.

ROBERT C. GOLDEN--Executive Vice President, Operations and Systems since 1997; prior to 1997, Executive Vice President, Prudential Securities. Age 53.

MARK B. GRIER--Executive Vice President, Financial Management since 2000; Executive Vice President, Corporate Governance from 1998 to 2000; Executive Vice President, Financial Management from 1997 to 1998; Chief Financial Officer from 1995 to 1997; prior to 1995, Executive Vice President, Chase Manhattan Corporation. Age 47.

JEAN D. HAMILTON--Executive Vice President, Prudential Institutional since 1998; President, Diversified Group since 1995 to 1998; prior to 1995, President, Prudential Capital Group. Age 53.

RODGER A. LAWSON--Executive Vice President, International Investments & Global Marketing Communications since 1998; Executive Vice President, Marketing and Planning from 1996 to 1998; President and CEO, Van Eck Global, from 1994 to 1996; prior to 1994, President and CEO, Global Private Banking, Bankers Trust Company. Age 53.

KIYOFUMI SAKAGUCHI--Executive Vice President, International Insurance since 1998; President, International Insurance Group from 1995 to 1998; prior to 1995, Chairman and CEO, The Prudential Life Insurance Co., Ltd., Japan. Age 57.

JOHN R. STRANGFELD--Executive Vice President, Global Asset Management since 1998; Chief Executive Officer, Private Asset Management Group (PAMG) from 1996 to 1998; President, PAMG, from 1994 to 1996; prior to 1994, Senior Managing Director. Age 46.

VIVIAN BANTA--Executive Vice President, Individual Financial Services since 2000; Consultant, Individual Financial Services from 1998 to 1999; Consultant, Morgan Stanley from 1997 to 1998; Executive Vice President, Global Investor Service, The Chase Manhattan Bank from 1991 to 1997. Age 49.

RICHARD J. CARBONE--Senior Vice President and Chief Financial Officer since 1997; Controller, Salomon Brothers, from 1995 to 1997; prior to 1995, Controller, Bankers Trust. Age 52.

ANTHONY S. PISZEL--Senior Vice President and Controller since 2000; Vice President and Controller from 1998 to 2000. Vice President, Enterprise Financial Management from 1997 to 1998; prior to 1997, Chief Financial Officer, Individual Insurance Group. Age 45.

SUSAN J. BLOUNT--Vice President and Secretary since 1995; prior to 1995, Assistant General Counsel. Age 42.

C. EDWARD CHAPLIN--Vice President and Treasurer since 1995; prior to 1995, Managing Director and Assistant Treasurer. Age 43.

FINANCIAL STATEMENTS

The consolidated financial statement for Prudential and its subsidiaries included herein should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing upon the ability of Prudential to meet its obligations under the Contracts. No financial statements are included for the Separate Account because the Separate Account had not yet commenced operations as of the date of this Statement of Additional Information.

[Prudential financial statements to be added by pre-effective amendment.]

                                     PART C
                               OTHER INFORMATION

Item 24.  Financial Statements and Exhibits


     (a)  The following financial statements are included in Part B:

          Consolidated Financial Statement of The Prudential Insurance Company of America and its Subsidiaries. (To be added by pre-effective amendment.)

     (b)  Exhibits

          1. Resolution adopted by the Board of Directors of The Prudential Insurance Company of America on ____________, 2001 establishing the Prudential Provider Separate Account (the "Separate Account"). (Note 2)

          2.     Not applicable.

          3.     Distribution Agreement.  (Note 2)

          4.     Form of Group Annuity Contract.  (Note 2)

          5.     Form of Certificate.  (Note 2)

          6(a). Charter of The Prudential Insurance Company of America, as amended November 14, 1995. (Note 3)

          6(b). By-Laws of The Prudential Insurance Company of America, as amended May 12, 1998. (Note 4)

          7.     Not applicable.

          8.     Form of Participation Agreement.  (Note 5)

          9.     Consent and opinion of counsel.  (Note 2)

          10(a). Consent of Independent Accountants.  (Note 2)

          10(b). Powers of Attorney. (Note 1)

          11.    Not applicable.

          12.    Not applicable.

          13.    Schedule for Computation of Performance Calculations.  (Note 2)

_____________________________

(Note 1)  Filed herewith.

(Note 2)  To be filed by pre-effective amendment.

(Note 3) Incorporated by reference to Post-Effective Amendment No. 9 to Form S-1, Registration No. 33-20083, filed April 9, 1998 on behalf of The Prudential Variable Contract Real Property Account.

(Note 4) Incorporated by reference to Form S-6, Registration No. 333-64957, filed September 30, 1998 on behalf of The Prudential Variable Appreciable Account.

(Note 5) Incorporated by reference to Form N-4 Registration No. 333-0671, filed June 24, 1996 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

Item 25.  Directors and Officers of the Depositor

Information about the Directors and Executive Officers of Prudential, Registrant's depositor, appears under the heading of "Directors and Officers of Prudential" in the Statement of Additional information (Part B of this Registration Statement).

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Registrant is a separate account of The Prudential Insurance Company of America, a mutual life insurance company organized under the laws of the State of New Jersey. The subsidiaries of Prudential and short descriptions of each are listed under Item 25 to Post-Effective Amendment No. 40 to the Form N-1A registration Statement for the Prudential Series Fund, Inc., Registration No. 2-80896, filed February 1, 2001, the text of which is hereby incorporated.

In addition to the subsidiaries shown on the Organization Chart, Prudential holds all of the voting securities of Prudential's Gibraltar Fund, Inc., a Maryland corporation, in three of its separate accounts. Prudential also holds directly and in three of its separate accounts, shares of The Prudential Series Fund, Inc., a Maryland corporation. The balance of the shares of The Prudential Series Fund, Inc. are hold in separate accounts of Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey, wholly-owned subsidiaries of Prudential. All of the separate accounts referred to above are unit investment trusts registered under the Investment Company Act of 1940. Prudential's Gibraltar Fund, Inc. and The Prudential Series Fund, Inc. are registered as open-end, diversified management investment companies under the Investment Company Act of 1940. The shares of these investment companies are voted in accordance with the instructions of persons having interests in the unit investment trusts, and Prudential, Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey vote the shares they hold directly in the same manner that they vote the shares that they hold in their separate accounts.

Registrant may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Contract Account-11, separate accounts of Prudential registered as open-end, diversified management investment companies under the Investment Company Act of 1940.

Prudential is a mutual insurance company. Its financial statements have been prepared in conformity with generally accepted accounting principles, which include statutory accounting practices prescribed or permitted by state regulatory authorities for insurance companies.

Item 27.  Number of Contractholders

Not applicable.

Item 28.  Indemnification

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state of organization of The Prudential Insurance Company of America ("Prudential"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Prudential's By-law 27, which relates to indemnification of officers and directors, is incorporated by reference to Form S-6, Registration No. 333-64957, filed September 30, 1998, on behalf of The Prudential Variable Appreciable Account.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

(a) Prudential Investment Management Services LLC ("PIMS"), a direct wholly owned subsidiary of Prudential, acts as the principal underwriter for the registrant and also for The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Contract Account-11, which are registered as open-end management investment companies under the Investment Company Act of 1940. PIMS is distributor for Prudential Government Securities Trust, The Target Portfolio Trust, Cash Accumulation Trust, COMMAND Government Fund, COMMAND Money Fund, COMMAND Tax-Free Fund, Global Utility Fund, Inc., Nicholas-Applegate Fund, Inc. (Nicholas-Applegate Growth Equity Fund), Prudential Balanced Fund, Prudential California Municipal Fund, Prudential Diversified Bond Fund, Inc., Prudential Diversified Funds, Prudential Emerging Growth Fund, Inc., Prudential Equity Fund, Inc., Prudential's Gibraltar Fund, Inc., Prudential Europe Growth Fund, Inc., Prudential Global Genesis Fund, Inc., Prudential Global Total Return Fund, Inc., Prudential High Yield Fund, Inc., Prudential Index Series Fund, Prudential MoneyMart Assets Inc., Prudential Natural Resources Fund, Inc., Prudential Government Income Fund, Inc., Prudential High Yield Total Return Fund, Inc., Prudential International Bond Fund, Inc., Prudential Institutional Liquidity Portfolio, Inc., The Prudential Investment Portfolios, Inc., Prudential Mid-Cap Value Fund, Prudential Municipal Bond Fund, Prudential Municipal Series Fund, Prudential National Municipals Fund, Inc., Prudential Pacific Growth Fund, Inc., Prudential Real Estate Securities Fund, Prudential Sector Funds, Inc., Prudential Small-Cap Quantum Fund, Inc., Prudential Small Company Fund, Inc., Prudential Special Money Market Fund, Inc., Prudential Short-Term Corporate Bond Fund, Inc., Prudential Tax-Free Money Fund, Inc., Prudential Tax-Managed Funds, Prudential 20/20 Focus Fund, Prudential Value Fund, Prudential World Fund, Inc., Strategic Partners Series and Target Funds. PIMS is also distributor of the following unit investment trusts: The Prudential Variable Contract Account-24, The Prudential Variable Contract GI-2, The Prudential Discovery Premier Group Variable Contract Account, The Prudential Discovery Select Group Variable Contract Account, The Pruco Life Flexible Premium Variable Annuity Account, The Pruco Life of

New Jersey Flixible Premium VAriablr Account. The Prudential individual Variable Contract Account and The Prudential Qualified Individual Variable Contract Account.

(b)(1) The following table sets forth information regarding certain officers of PIMS. As a limited liability company, PIMS has no directors. None of these persons has a position or office with the Registrant. The principal business address for the following persons is 751 Broad Street, Newark, NJ 07102.

                                POSITIONS AND OFFICES
         NAME                      WITH UNDERWRITER
         ----                   --------------------

     Robert F. Gunia               President

     C. Edward Chaplin             Treasurer

     Kevin B. Frawley              Senior Vice President
                                   and Chief Compliance
                                   Officer

     Jean D. Hamilton              Executive Vice President


     John R. Strangfeld            Executive Vice President

     William V. Healey             Senior Vice President,
                                   Secretary and Chief Legal
                                   Officer

     Margaret M. Deverel           Senior Vice President,
                                   Comptroller
                                   and Chief Financial Officer

     Francis O. Odubekur            Senior Vice President and
                                    Chief Operations Officer



(c)  NAME OF                      NET UNDERWRITING
     PRINCIPAL                    DISCOUNTS AND COMPENSATION
     UNDERWRITER                  COMMISSIONS ON REDEMPTION
     ----------------             -------------------------

     Prudential Investment
     Management Services, LLC                  $0

Item 30.  Location of Accounts and Records

All accounts, books and documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained by the Registrant through Prudential at the following addresses:

     The Prudential Insurance Company of America and The Prudential Investment Corporation
     751 Broad Street
     Newark, New Jersey  07102-3777

     The Prudential Insurance Company of America
     and The Prudential Investment Corporation
     Gateway Buildings Two, Three and Four
     100 Mulberry Street
     Newark, New Jersey  07102

     The Prudential Insurance Company of America and
     The Prudential Investment Corporation
     56 North Livingston Avenue
     Roseland, New Jersey  07088

     The Prudential Insurance Company of America
     c/o Prudential Investments
     30 Scranton Office Park
     Scranton, Pennsylvania 18507-1789

     The Prudential Insurance Company of America
     c/o The Prudential Asset Management Company, Inc.
     71 Hanover Road
     Florham Park, New Jersey  07932

     State Street Bank and Trust Company
     801 Pennsylvania
     Kansas City, Missouri  64105

Item 31.  Management Services

     None.

Item 32.  Undertakings

     The Registrant hereby undertakes:

     (a) to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in this registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted, unless otherwise permitted.

     (b) to include either (1) as part of any enrollment form to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     (d) Prudential Insurance Company of America hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Prudential Insurance Company of America.


                                403(b) ANNUITIES

The Registrant intends to rely on the no-action response dated November 28, 1988, from Ms. Angela C. Goelzer of the Commission staff to the American Council of Life Insurance concerning the redeemability of Section 403(b) annuity contracts and the Registrant has complied with the provisions of paragraphs (1)-
(4) thereof.

                                   TEXAS ORP

The Registrant intends to offer Contracts to Participants in the Texas Optional Retirement Program. In connection with that offering, Rule 6c-7 of the Investment Company Act of 1940 is being relied upon and paragraphs (a)-(d) of that Rule will be complied with.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 22/nd/ day of February, 2001.


                             PRUDENTIAL PROVIDER SEPARATE ACCOUNT
                             ------------------------------------
                                             (Registrant)

                              BY: THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                              -----------------------------------------------
                                             (Depositor)

                                         By:  /s/ Stephen Wieler
                                            ------------------------------------
                                         Stephen Wieler
                                         Vice President, Corporate Counsel


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated above.

                                         Signature and Title


/S/*                                     * By:  /s/ Stephen Wieler
----------------------------------            ---------------------
Arthur F. Ryan                                Stephen Wieler
Chairman of the Board, President,             (Attorney-in-Fact)
Chief Executive Officer

/S/*
----------------------------------
Anthony S. Piszel
Senior Vice President and Controller

/S/*
----------------------------------
Richard J. Carbone
Senior Vice President and Chief Financial Officer

/S/*
----------------------------------
Franklin E. Agnew
Director

/S/*
----------------------------------
Frederick K. Becker
Director

/S/*
----------------------------------
Gilbert F. Casellas
Director

/S/*
----------------------------------
James G. Cullen
Director

/S/*
----------------------------------
Carolyne K. Davis
Director

/S/*
----------------------------------
Allan D. Gilmour
Director

/S/*
----------------------------------
William H. Gray, III
Director

/S/*
----------------------------------
Jon F. Hanson
Director

/S/*
----------------------------------
Glen H. Hiner
Director

/S/*
----------------------------------
James A. Unruh
Director

/S/*
----------------------------------
P. Roy Vagelos, M.D.
Director

/S/*
----------------------------------
Stanley C. Van Ness
Director

/S/*
----------------------------------
Paul A. Volcker
Director

                                 EXHIBIT INDEX


Exhibit 10(b)       Powers of Attorney

                                       9